Filed Pursuant to Rule 424(b)(3)
Registration No. 333-163430
PROSPECTUS SUPPLEMENT NO. 6
Dated May 11, 2010
(to Prospectus dated December 23, 2009)
6,255,313 Shares
Alon USA Energy, Inc.
Common Stock

     This Prospectus Supplement No. 6 relates to the offer and resale from time to time of up to 6,255,313 shares of our common stock by the selling stockholder and supplements our Prospectus dated December 23, 2009 (as previously supplemented by the prospectus supplements dated January 5, 2010, January 27, 2010, March 2, 2010, March 16, 2010 and May 6, 2010, the “Prospectus”). You should read this Prospectus Supplement No. 6 together with the Prospectus.
     Attached hereto and incorporated by reference herein is our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed with the Securities and Exchange Commission on May 10, 2010.
     The information contained herein, including the information attached hereto, supplements and supersedes, in part, the information contained in the Prospectus. This Prospectus Supplement No. 6 should be read in conjunction with the Prospectus, and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 6 supersedes the information contained in the Prospectus.
     Investing in our common stock involves certain risks. See the “Risk Factors” section beginning on page 1 of the Prospectus and contained in our Annual Report on Form 10-K for the year ended December 31, 2009.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 6 is May 11, 2010.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-Q

☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM                      TO
Commission file number: 001-32567

Alon USA Energy, Inc.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	74-2966572 (I.R.S. Employer Identification No.)
7616 LBJ Freeway, Suite 300, Dallas, Texas 75251
(Address of principal executive offices) (Zip Code)
(972) 367-3600
(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)
Indicate by check whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
The number of shares of the Registrant’s common stock, par value $0.01 per share, outstanding as of May 1, 2010, was 54,170,913.

PART I. FINANCIAL INFORMATION
ITEM 1. FINANCIAL STATEMENTS
ALON USA ENERGY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in thousands except per share data)

	March 31,	December 31,
	2010	2009
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$7,560	$40,437
Accounts and other receivables, net	96,605	103,094
Income tax receivable	30,763	65,418
Inventories	222,987	214,999
Deferred income tax asset	43,246	7,700
Prepaid expenses and other current assets	30,396	4,188

Total current assets	431,557	435,836

Equity method investments	19,498	43,052
Property, plant, and equipment, net	1,458,647	1,477,426
Goodwill	105,943	105,943
Other assets	68,001	70,532

Total assets	$2,083,646	$2,132,789

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$239,326	$248,253
Accrued liabilities	87,087	92,380
Short-term debt and current portion of long-term debt	75,946	10,946

Total current liabilities	402,359	351,579

Other non-current liabilities	96,655	95,076
Long-term debt	878,670	926,078
Deferred income tax liability	328,907	328,138

Total liabilities	1,706,591	1,700,871

Commitments and contingencies (Note 16)
Stockholders’ equity:
Preferred stock, par value $0.01, 10,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, par value $0.01, 100,000,000 shares authorized; 54,170,913 shares issued and outstanding at March 31, 2010, and December 31, 2009, respectively	542	542
Additional paid-in capital	290,212	289,853
Accumulated other comprehensive loss, net of income tax	(31,517)	(32,871)
Retained earnings	110,139	165,248

Total stockholders’ equity	369,376	422,772

Non-controlling interest in subsidiaries	7,679	9,146

Total equity	377,055	431,918

Total liabilities and equity	$2,083,646	$2,132,789

The accompanying notes are an integral part of these consolidated financial statements.

ALON USA ENERGY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited, dollars in thousands except per share data)

	For the Three Months Ended
	March 31,
	2010	2009
Net sales (1)	$579,313	$722,180
Operating costs and expenses:
Cost of sales	538,715	539,730
Direct operating expenses	61,444	68,864
Selling, general and administrative expenses	31,807	31,915
Depreciation and amortization	26,322	22,090

Total operating costs and expenses	658,288	662,599

Operating income (loss)	(78,975)	59,581
Interest expense	(26,585)	(28,256)
Equity losses of investees	(103)	(3)
Other income, net	14,204	257

Income (loss) before income tax expense (benefit), non-controlling interest in income (loss) of subsidiaries and accumulated dividends on preferred stock of subsidiary	(91,459)	31,579
Income tax expense (benefit)	(34,713)	10,995

Income (loss) before non-controlling interest in income (loss) of subsidiaries and accumulated dividends on preferred stock of subsidiary	(56,746)	20,584
Non-controlling interest in income (loss) of subsidiaries	(3,804)	1,083
Accumulated dividends on preferred stock of subsidiary	—	2,150

Net income (loss) available to common stockholders	$(52,942)	$17,351

Earnings (loss) per share, basic and diluted	$(0.98)	$0.37

Weighted average shares outstanding, basic (in thousands)	54,161	46,806

Cash dividends per share	$0.04	$0.04

(1)	Includes excise taxes on sales by the retail and branded marketing segment of $12,786 and $11,044 for the three months ended March 31, 2010, and 2009, respectively.
The accompanying notes are an integral part of these consolidated financial statements.

ALON USA ENERGY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, dollars in thousands)

	For the Three Months Ended
	March 31,
	2010	2009
Cash flows from operating activities:
Net income (loss) available to common stockholders	$(52,942)	$17,351
Adjustments to reconcile net income (loss) available to common stockholders to cash provided by (used in) operating activities:
Depreciation and amortization	26,322	22,090
Stock compensation	234	421
Deferred income tax expense	(34,713)	(26)
Non-controlling interest in income (loss) of subsidiaries	(3,804)	1,083
Accumulated dividends on preferred stock of subsidiary	—	2,150
Amortization of debt issuance costs	1,379	1,659
Amortization of original issuance discount	393	—
Write-off of unamortized debt issuance costs	6,659	—
Mark-to-market of heating oil crack spread hedge	—	(21,334)
Changes in operating assets and liabilities:
Accounts and other receivables, net	8,180	14,879
Income tax receivable	34,655	112,952
Inventories	(7,988)	(105,412)
Prepaid expenses and other current assets	(7,634)	(10,225)
Other assets	(9,257)	13,454
Accounts payable	(8,927)	73,062
Accrued liabilities	6,803	(1,624)
Other non-current liabilities	(339)	(953)

Net cash provided by (used in) operating activities	(40,979)	119,527

Cash flows from investing activities:
Capital expenditures	(7,303)	(10,357)
Capital expenditures to rebuild the Big Spring refinery	—	(32,135)
Capital expenditures for turnarounds and catalysts	(10,009)	(7,363)
Proceeds from insurance to rebuild Big Spring refinery	—	34,125
Proceeds from sale of securities	22,760	—
Escrow deposit for purchase of Bakersfield refinery	(10,000)	—
Earnout payment related to Krotz Springs refinery acquisition	(2,188)	—
Dividends from investment in investees (net of equity earnings)	409	721

Net cash used in investing activities	(6,331)	(15,009)

Cash flows from financing activities:
Dividends paid to stockholders	(2,167)	(1,873)
Dividends paid to non-controlling interest	(144)	(144)
Deferred debt issuance costs	(455)	(1,436)
Revolving credit facilities, net	(45,065)	(94,833)
Addition to short-term debt	65,000	—
Payments on long-term debt	(2,736)	(6,393)

Net cash provided by (used in) financing activities	14,433	(104,679)

Net decrease in cash and cash equivalents	(32,877)	(161)
Cash and cash equivalents, beginning of period	40,437	18,454

Cash and cash equivalents, end of period	$7,560	$18,293

Supplemental cash flow information:
Cash paid for interest	$11,979	$23,583

Cash paid (refunds received) for income tax	$(34,668)	$(113,474)

The accompanying notes are an integral part of these consolidated financial statements.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, dollars in thousands except as noted)
     (1) Basis of Presentation and Certain Significant Accounting Policies
          (a) Basis of Presentation
          The consolidated financial statements include the accounts of Alon USA Energy, Inc. and its subsidiaries (collectively, “Alon”). All significant intercompany balances and transactions have been eliminated. These consolidated financial statements of Alon are unaudited and have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X of the Securities Exchange Act of 1934. Accordingly, they do not include all of the information and notes required by GAAP for complete consolidated financial statements. In the opinion of Alon’s management, the information included in these consolidated financial statements reflects all adjustments, consisting of normal and recurring adjustments, which are necessary for a fair presentation of Alon’s consolidated financial position and results of operations for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the operating results that may be obtained for the year ending December 31, 2010.
          The consolidated balance sheet as of December 31, 2009, has been derived from the audited financial statements as of that date. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in Alon’s Annual Report on Form 10-K for the year ended December 31, 2009.
          (b) Revenue Recognition
          Revenues from sales of refined products are earned and realized upon transfer of title to the customer based on the contractual terms of delivery (including payment terms and prices). Title primarily transfers at the refinery or terminal when the refined product is loaded into common carrier pipelines, trucks or railcars (free on board origin). In some situations, title transfers at the customer’s destination (free on board destination).
          In the ordinary course of business, logistical and refinery production schedules necessitate the occasional sale of crude oil to third parties. All purchases and sales of crude oil are recorded net, in cost of sales in the consolidated statements of operations.
          (c) New Accounting Standards
          In February 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-09, Subsequent Event (Topic 855) which amends FASB Accounting Standards Codification (“ASC”) Topic 855, Subsequent Events so that SEC filers, as defined in the ASU, no longer are required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. ASU 2010-09 is effective immediately. ASU 2010-09 only affects disclosure requirements and will not have any effect on Alon’s consolidated financial statements.
          In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value which amends FASB ASC Topic 820, Fair Value Measurements and Disclosure, to require entities to make new disclosure about recurring and non-recurring fair-value measurements. The update requires new disclosures regarding significant transfers in and out of Level 1 and Level 2 fair-value measurements and information about purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value adjustments. The update provides additional guidance on other fair value disclosures. This update is effective for interim and annual reporting periods beginning after December 15, 2009. ASU 2010-06 only affects disclosure requirements and will not have any effect on Alon’s consolidated financial statements.
          (d) Reclassifications
          Certain reclassifications have been made to the prior period balances to conform to the current presentation.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, dollars in thousands except as noted)
     (2) Segment Data
          Alon’s revenues are derived from three operating segments: (i) refining and unbranded marketing, (ii) asphalt and (iii) retail and branded marketing. The reportable operating segments are strategic business units that offer different products and services. The segments are managed separately as each segment requires unique technology, marketing strategies and distinct operational emphasis. Each operating segment’s performance is evaluated primarily based on operating income.
          (a) Refining and Unbranded Marketing Segment
          Alon’s refining and unbranded marketing segment includes sour and heavy crude oil refineries located in Big Spring, Texas, and Paramount and Long Beach, California (the “California refineries”) and a light sweet crude oil refinery located in Krotz Springs, Louisiana. At these refineries, Alon refines crude oil into products including gasoline, diesel, jet fuel, petrochemicals, feedstocks, asphalts and other petroleum products, which are marketed primarily in the South Central, Southwestern and Western regions of the United States. Finished products and blendstocks are also marketed through sales and exchanges with other major oil companies, state and federal governmental entities, unbranded wholesale distributors and various other third parties. Alon also acquires finished products through exchange agreements and third-party suppliers.
          (b) Asphalt Segment
          Alon’s asphalt segment includes the Willbridge, Oregon refinery and 12 refinery/terminal locations in Texas (Big Spring), California (Paramount, Long Beach, Elk Grove, Bakersfield and Mojave), Oregon (Willbridge), Washington (Richmond Beach), Arizona (Phoenix, Flagstaff and Fredonia), and Nevada (Fernley) (50% interest) as well as a 50% interest in Wright which specializes in marketing patented tire rubber modified asphalt products. Alon produces both paving and roofing grades of asphalt and, depending on the terminal, can manufacture performance-graded asphalts, emulsions and cutbacks. The operations in which Alon has a 50% interest (Fernley and Wright), are recorded under the equity method of accounting, and the investments are included as part of total assets in the asphalt segment data.
          (c) Retail and Branded Marketing Segment
          Alon’s retail and branded marketing segment operates 308 convenience stores located primarily in Central and West Texas and New Mexico. These convenience stores typically offer various grades of gasoline, diesel fuel, general merchandise and food and beverage products to the general public primarily under the 7-Eleven and FINA brand names. Alon’s branded marketing business markets gasoline and diesel under the FINA brand name, primarily in the Southwestern and South Central United States through a network of approximately 625 locations, including Alon’s convenience stores. Historically, substantially all of the motor fuel sold through Alon’s convenience stores and the majority of the motor fuels marketed in Alon’s branded business have been supplied by Alon’s Big Spring refinery.
          (d) Corporate
          Operations that are not included in any of the three segments are included in the corporate category. These operations consist primarily of corporate headquarters operating and depreciation expenses.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, dollars in thousands except as noted)
          Segment data as of and for the three months ended March 31, 2010 and 2009 is presented below:

	Refining and		Retail and
	Unbranded		Branded		Consolidated
Three Months ended March 31, 2010	Marketing	Asphalt	Marketing	Corporate	Total
Net sales to external customers	$286,144	$67,141	$226,028	$—	$579,313
Intersegment sales/purchases	196,896	(51,059)	(145,837)	—	—
Depreciation and amortization	20,954	1,717	3,420	231	26,322
Operating loss	(58,518)	(18,179)	(1,859)	(419)	(78,975)
Total assets	1,686,285	191,198	189,952	16,211	2,083,646
Turnaround, chemical catalyst and capital expenditures	16,321	179	397	415	17,312

	Refining and		Retail and
	Unbranded		Branded		Consolidated
Three Months ended March 31, 2009	Marketing	Asphalt	Marketing	Corporate	Total
Net sales to external customers	$503,950	$50,760	$167,470	$—	$722,180
Intersegment sales/purchases	129,347	(44,528)	(84,819)	—	—
Depreciation and amortization	16,877	1,698	3,368	147	22,090
Operating income (loss)	81,359	(22,818)	1,377	(337)	59,581
Total assets	1,965,849	237,401	190,320	14,224	2,407,794
Capital expenditures to rebuild the Big Spring refinery	32,135	—	—	—	32,135
Turnaround, chemical catalyst and capital expenditures	16,761	162	219	578	17,720
          Operating income (loss) for each segment consists of net sales less cost of sales; direct operating expenses; selling, general and administrative expenses; depreciation and amortization; and gain (loss) on disposition of assets. Intersegment sales are intended to approximate wholesale market prices. Consolidated totals presented are after intersegment eliminations.
          Total assets of each segment consist of net property, plant and equipment, inventories, cash and cash equivalents, accounts and other receivables and other assets directly associated with the segment’s operations. Corporate assets consist primarily of corporate headquarters information technology and administrative equipment.
     (3) Fair Value
          The carrying amounts of Alon’s cash and cash equivalents, receivables, payables and accrued liabilities approximate fair value due to the short-term maturities of these assets and liabilities. The reported amounts of short-term and long-term debt approximate fair value. Derivative financial instruments are carried at fair value, which is based on quoted market prices.
          Alon must determine fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As required, Alon utilizes valuation techniques that maximize the use of observable inputs (levels 1 and 2) and minimize the use of unobservable inputs (level 3) within the fair value hierarchy. Alon generally applies the “market approach” to determine fair value. This method uses pricing and other information generated by market transactions for identical or comparable assets and liabilities. Assets and liabilities are classified within the fair value hierarchy based on the lowest level (least observable) input that is significant to the measurement in its entirety.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, dollars in thousands except as noted)
          The following table sets forth the assets and liabilities measured at fair value on a recurring basis, by input level, in the consolidated balance sheets at March 31, 2010, and December 31, 2009, respectively:

	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Liabilities	Inputs	Inputs	Consolidated
	(Level 1)	(Level 2)	(Level 3)	Total
Three Months ended March 31, 2010
Liabilities:
Futures and forwards	$300	$—	$—	$300
Commodity swaps	—	9,983	—	9,983
Interest rate swaps	—	15,364	—	15,364

Year ended December 31, 2009
Assets:
Futures and forwards	$322	$—	$—	$322
Commodity swaps	—	89	—	89
Liabilities:
Commodity swaps	—	$9,983	—	9,983
Interest rate swaps	—	16,933	—	16,933
     (4) Derivative Financial Instruments
          Commodity Derivatives — Mark to Market
          Alon selectively utilizes commodity derivatives to manage its exposure to commodity price fluctuations and uses crude oil and refined product commodity derivative contracts to reduce risk associated with potential price changes on committed obligations. Alon does not speculate using derivative instruments. There is not a significant credit risk on Alon’s derivative instruments which are transacted through counterparties meeting established collateral and credit criteria.
          Alon has elected not to designate the following commodity derivatives as cash flow hedges for financial accounting purposes. Therefore, changes in the fair value of the commodity derivatives are included in income in the period of the change.
          At March 31, 2010, Alon held net forward contracts for sales of 65,000 barrels of refined products and forward contracts for the purchase and sale of 24,000 barrels at an average price of $89.60 per barrel. At March 31, 2009, Alon held net forward contracts for sales of 9,000 barrels of crude and sales of 225,000 barrels of refined products at an average price of $57.30 per barrel. Accordingly, the contracts are recorded at their fair market values and an unrealized loss of $135 and an unrealized gain of $244 have been included in cost of sales in the consolidated statements of operations for the three months ended March 31, 2010, and 2009, respectively.
          At March 31, 2009, Alon also held net futures contracts for purchases of 10,000 barrels of heating oil and sales of 320,000 barrels of crude at an average price of $49.69 per barrel. Additionally, at March 31, 2009, Alon had calls for the purchase of 140,000 barrels of crude at an average price of $4.68 per barrel. Accordingly, the contracts were recorded at their fair market values and an unrealized gain of $139 has been included in cost of sales in the consolidated statements of operations for the three months ended March 31, 2009.
          At March 31, 2010, Alon held futures contracts for 328,800 barrels of heating oil swaps at an average spread of $11.38 per barrel. The contracts were recorded at their fair market values and an unrealized loss of $164 has been included in cost of sales in the consolidated statements of operations for the three months ended March 31, 2010.
          At March 31, 2009, Alon held futures contracts for 10,323,875 barrels of heating oil swaps at an average spread of $21.47 per barrel. These futures contracts were designated as hedges at inception, but were subsequently marked to market when the contracts no longer qualified for cash flow hedge accounting in the fourth quarter of

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, dollars in thousands except as noted)
2008. Accordingly, the contracts are recorded at their fair market values and an unrealized gain of $21,334 has been included in cost of sales in the consolidated statements of operations for the three months ended March 31, 2009. During April 2009, Alon liquidated all of the heating oil swaps contracts for $139,296 and in addition, approximately $10,000 was collected under the normal monthly settlement of the hedge position related to the month of March 2009.
          Cash Flow Hedges
          To designate a derivative as a cash flow hedge, Alon documents at the inception of the hedge the assessment that the derivative will be highly effective in offsetting expected changes in cash flows from the item hedged. This assessment, which is updated at least quarterly, is generally based on the most recent relevant historical correlation between the derivative and the item hedged. If, during the term of the derivative, the hedge is determined to be no longer highly effective, hedge accounting is prospectively discontinued and any remaining unrealized gains or losses, based on the effective portion of the derivative at that date, are reclassified to earnings when the underlying transaction occurs.
          Interest Rate Derivatives. Alon selectively utilizes interest rate related derivative instruments to manage its exposure to floating-rate debt instruments. Alon periodically uses interest rate swap agreements to manage its floating to fixed rate position by converting certain floating-rate debt to fixed-rate debt. As of March 31, 2010, Alon had interest rate swap agreements with a notional amount of $350,000 with remaining periods ranging from less than a year to three years and fixed interest rates ranging from 4.25% to 4.75%. All of these swaps were accounted for as cash flow hedges.
          For cash flow hedges, gains and losses reported in accumulated other comprehensive income in stockholders’ equity are reclassified into interest expense when the forecasted transactions affect income. During the three months ended March 31, 2010, and 2009, Alon recognized in accumulated other comprehensive income unrealized after-tax gains of $1,020 and $674, respectively, for the fair value measurement of the interest rate swap agreements. There were no amounts reclassified from accumulated other comprehensive income into interest expense as a result of the discontinuance of cash flow hedge accounting.
          For the three months ended March 31, 2010 and 2009, there was no hedge ineffectiveness recognized in income. No component of the derivative instruments’ gains or losses was excluded from the assessment of hedge effectiveness.
          Commodity Derivatives. In May 2008, as part of financing the acquisition of the Krotz Springs refinery, Alon entered into futures contracts for the forward purchase of crude oil and the forward sale of distillates of 14,849,750 barrels. These futures contracts were designated as cash flow hedges for accounting purposes. Gains and losses for the futures contracts designated as cash flow hedges reported in accumulated other comprehensive income in the balance sheet are reclassified into cost of sales when the forecasted transactions affect income. In the fourth quarter of 2008, Alon determined during its retrospective assessment of hedge effectiveness that the hedge was no longer highly effective. Cash flow hedge accounting was discontinued in the fourth quarter of 2008 and all changes in value subsequent to the discontinuance were recognized into earnings.
          An after-tax loss of $377 and an after-tax gain of $946 have been reclassified from accumulated other comprehensive income to earnings since the discontinuance of cash flow hedge accounting for the three months ended March 31, 2010, and 2009, respectively. All remaining adjustments from accumulated comprehensive income to cost of sales will occur either over the seven month period beginning April 1, 2010, or earlier if it is determined that the forecasted transactions are not likely to occur. No component of the derivative instruments’ gains or losses was excluded from the assessment of hedge effectiveness.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, dollars in thousands except as noted)
          The table below summarizes our derivative balances by counterparty credit quality (negative amounts represent our net obligations to pay the counterparty).

	March 31,	December 31,
Counterparty Credit Quality (1)	2010	2009
AAA	$—	$322
AA	(6,404)	(17,856)
A	(19,243)	(8,971)
Lower than A	—	—

Total	$(25,647)	$(26,505)

(1)	As determined by nationally recognized statistical ratings organizations.
          The following table presents the effect of derivative instruments on the consolidated statements of financial position.

	As of March 31, 2010
	Asset Derivatives		Liability Derivatives
	Balance Sheet		Balance Sheet
	Location	Fair Value	Location	Fair Value
Derivatives not designated as hedging instruments:
Commodity contracts (futures, forwards and SPR swaps)	Accounts receivable	$(158)	Accrued liabilities	$(6,138)
Commodity contracts (futures, forwards and SPR swaps)			Non-current liabilities	(3,987)

Total derivatives not designated as hedging instruments		$(158)		$(10,125)

Derivatives designated as hedging instruments:

Interest rate swaps		$—	Other non-current liabilities	$(15,364)

Total derivatives designated as hedging instruments		—		(15,364)

Total derivatives		$(158)		$(25,489)

	As of December 31, 2009
	Asset Derivatives		Liability Derivatives
	Balance Sheet		Balance Sheet
	Location	Fair Value	Location	Fair Value
Derivatives not designated as hedging instruments:

Commodity contracts (futures, forwards and SPR swaps)	Accounts receivable	$411	Accrued liabilities	$(9,983)

Total derivatives not designated as hedging instruments		$411		$(9,983)

Derivatives designated as hedging instruments:

Interest rate swaps		$—	Other non-current liabilities	$(16,933)

Total derivatives designated as hedging instruments		—		(16,933)

Total derivatives		$411		$(26,916)

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, dollars in thousands except as noted)
          The following tables present the effect of derivative instruments on Alon’s consolidated statements of operations and accumulated other comprehensive income (“OCI”).

				Gain (Loss) Reclassified from
				Accumulated OCI into Income
	Gain (Loss)	Gain (Loss) Reclassified from		(Ineffective Portion and Amount
	Recognized in	Accumulated OCI into Income		Excluded from Effectiveness
Cash Flow Hedging Relationships	OCI	(Effective Portion)		Testing)
		Location	Amount	Location	Amount
For the Three Months Ended March 31, 2010
Commodity swaps (heating oil swaps)	$—	Cost of sales	$(598)		$—
Interest rate swaps	1,569	Interest expense	(3,558)		—

Total derivatives	$1,569		$(4,156)		$—

				Gain (Loss) Reclassified from
				Accumulated OCI into Income
	Gain (Loss)	Gain (Loss) Reclassified from		(Ineffective Portion and Amount
	Recognized in	Accumulated OCI into Income		Excluded from Effectiveness
Cash Flow Hedging Relationships	OCI	(Effective Portion)		Testing)
		Location	Amount	Location	Amount
For the Three Months Ended March 31, 2009
Commodity swaps (heating oil swaps)	$—	Cost of sales	$946		$—
Interest rate swaps	1,037	Interest expense	(3,446)		—

Total derivatives	$1,037		$(2,500)		$—

Derivatives not designated as hedging instruments:

	Gain (Loss) Recognized in Income
	Location	Amount
For the Three Months Ended March 31, 2010
Commodity contracts (futures & forwards)	Cost of sales	$1,473
Commodity contracts (heating oil swaps)	Cost of sales	(106)
Commodity contracts (SPR swaps)	Cost of sales	—

Total derivatives		$1,367

	Gain (Loss) Recognized in Income
	Location	Amount
For the Three Months Ended March 31, 2009
Commodity contracts (futures & forwards)	Cost of sales	$(489)
Commodity contracts (heating oil swaps)	Cost of sales	40,712
Commodity contracts (SPR swaps)	Cost of sales	(900)

Total derivatives		$39,323

     (5) Inventories
          Alon’s inventories are stated at the lower of cost or market. Cost is determined under the last-in, first-out (LIFO) method for crude oil, refined products, asphalt, and blendstock inventories. Materials and supplies are stated at average cost. Cost for convenience store merchandise inventories is determined under the retail inventory method and cost for convenience store fuel inventories is determined under the first-in, first-out (FIFO) method.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, dollars in thousands except as noted)
          Carrying value of inventories consisted of the following:

	March 31,	December 31,
	2010	2009
Crude oil, refined products, asphalt and blendstocks	$159,454	$150,370
Crude oil, inventory consigned to others	23,012	22,558
Materials and supplies	18,469	18,069
Store merchandise	16,656	18,856
Store fuel	5,396	5,146

Total inventories	$222,987	$214,999

          Crude oil, refined products, asphalt and blendstock inventories totaled 3,462 barrels and 3,301 barrels as of March 31, 2010, and December 31, 2009, respectively.
          Market values of crude oil, refined products, asphalt and blendstock inventories exceeded LIFO costs by $123,104 and $100,496 at March 31, 2010 and December 31, 2009, respectively.
     (6) Property, Plant and Equipment, Net
          Property, plant and equipment, net consisted of the following:

	March 31,	December 31,
	2010	2009
Refining facilities	$1,539,530	$1,535,841
Pipelines and terminals	39,213	39,213
Retail	137,519	137,150
Other	15,731	16,747

Property, plant and equipment, gross	1,731,993	1,728,951
Less accumulated depreciation	(273,346)	(251,525)

Property, plant and equipment, net	$1,458,647	$1,477,426

     (7) Additional Financial Information
          The tables that follow provide additional financial information related to the consolidated financial statements.
          (a) Other Assets

	March 31,	December 31,
	2010	2009
Deferred turnaround and chemical catalyst cost	$29,954	$24,387
Environmental receivables	3,946	3,448
Deferred debt issuance costs	18,239	25,822
Intangible assets	8,313	8,516
Other	7,549	8,359

Total other assets	$68,001	$70,532

          Unamortized debt issuance costs of $6,659 related to the prepayment of the Alon Refining Krotz Springs, Inc. revolving credit facility were written off in the three months ended March 31, 2010.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, dollars in thousands except as noted)
          (b) Accrued Liabilities and Other Non-Current Liabilities

	March 31,	December 31,
	2010	2009
Accrued Liabilities:
Taxes other than income taxes, primarily excise taxes	$20,268	$20,205
Employee costs	6,117	6,716
Commodity swaps	6,138	9,983
Valero earnout liability	8,750	8,750
Other	45,814	46,726

Total accrued liabilities	$87,087	$92,380

Other Non-Current Liabilities:
Pension and other postemployment benefit liabilities, net	$35,611	$34,902
Environmental accrual (Note 16)	26,335	27,350
Asset retirement obligations	8,853	8,789
Interest rate swap valuations	15,364	16,933
Valero earnout liability	4,374	6,562
Commodity swaps	3,987	—
Other	2,131	540

Total other non-current liabilities	$96,655	$95,076

          (c) Comprehensive Income
          The following table displays the computation of total comprehensive income:

	Three Months Ended
	March 31,
	2010	2009
Income (loss) before non-controlling interest in income (loss) of subsidiaries and accumulated dividends on preferred stock of subsidiary	$(56,746)	$20,584

Other comprehensive gain (loss), net of tax:
Unrealized gain (loss) on cash flow hedges, net of tax	1,397	(272)

Total other comprehensive income (loss), net of tax	1,397	(272)

Comprehensive income (loss)	(55,349)	20,312

Comprehensive income attributable to non-controlling interest (including accumulated dividends on preferred shares of subsidiary)	(3,761)	3,214

Comprehensive income attributable to common stockholders	$(51,588)	$17,098

          The following table displays the components of accumulated other comprehensive loss, net of tax.

	March 31,	December 31,
	2010	2009
Unrealized losses on cash flow hedges, net of tax	$(14,541)	$(15,895)
Pension and post-employment benefits, net of tax	(16,976)	(16,976)

Accumulated other comprehensive loss, net of tax	$(31,517)	$(32,871)

     (8) Postretirement Benefits
          Alon has three defined benefit pension plans covering substantially all of its refining and unbranded marketing segment employees, excluding West Coast employees and employees of SCS. The benefits are based on years of service and the employee’s final average monthly compensation. Alon’s funding policy is to contribute annually not less than the minimum required nor more than the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those benefits expected to be earned in the future. Alon’s estimated contributions during 2010 to its pension plans has not changed significantly from amounts previously disclosed in Alon’s consolidated financial statements for the

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, dollars in thousands except as noted)
year ended December 31, 2009. For the three months ended March 31, 2010, and 2009, Alon contributed $735 and $660, respectively, to its qualified pension plans.
          The components of net periodic benefit cost related to Alon’s benefit plans were as follows for the three months ended March 31, 2010, and 2009:

	For the Three Months Ended
	March 31,
	2010	2009
Components of net periodic benefit cost:
Service cost	$1,018	$837
Interest cost	946	841
Expected return on plan assets	(905)	(840)
Amortization of net loss	386	263

Net periodic benefit cost	$1,445	$1,101

     (9) Long-Term Debt
          Long-term debt consisted of the following:

	March 31,	December 31,
	2010	2009
Term loan credit facilities	$498,125	$434,250
Revolving credit facilities	171,512	216,577
Senior secured notes	206,086	205,693
Retail credit facilities	78,893	80,504

Total debt	954,616	937,024
Less short-term debt and current portion of long-term debt	(75,946)	(10,946)

Total long-term debt	$878,670	$926,078

          (a) Alon USA Energy, Inc. Credit Facilities
          Term Loan Credit Facility. Alon has a term loan (the “Alon Energy Term Loan”) that will mature on August 2, 2013. Principal payments of $4,500 per annum are paid in quarterly installments, subject to reduction from mandatory events.
          Borrowings under the Alon Energy Term Loan bear interest at a rate based on a margin over the Eurodollar rate from between 1.75% to 2.50% per annum based upon the ratings of the loans by Standard & Poor’s Rating Service and Moody’s Investors Service, Inc. Currently, the margin is 2.25% over the Eurodollar rate.
          The Alon Energy Term Loan is jointly and severally guaranteed by all of Alon’s subsidiaries except for Alon’s retail subsidiaries and those subsidiaries established in conjunction with the Krotz Springs refinery acquisition. The Alon Energy Term Loan is secured by a second lien on cash, accounts receivable and inventory and a first lien on most of the remaining assets of Alon excluding those of Alon’s retail subsidiaries and those subsidiaries established in conjunction with the Krotz Springs refinery acquisition.
          The Alon Energy Term Loan contains restrictive covenants, such as restrictions on liens, mergers, consolidations, sales of assets, additional indebtedness, different businesses, certain lease obligations, and certain restricted payments. The Alon Energy Term Loan does not contain any maintenance financial covenants.
          At March 31, 2010, and December 31, 2009, the Alon Energy Term Loan had an outstanding balance of $433,125 and $434,250, respectively.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, dollars in thousands except as noted)
          Letters of Credit Facility. On March 9, 2010, Alon entered into an unsecured credit facility with Israel Discount Bank of New York for the issuance of letters of credit in an amount not to exceed $60,000 and with a sub-limit for borrowings not to exceed $30,000. This facility will terminate on January 31, 2013. On March 31, 2010, Alon had $26,000 of outstanding letters of credit under this facility. Borrowings under this facility bear interest at the Eurodollar rate plus 3.00% per annum subject to an overall minimum interest rate of 4.00%.
          This facility contains certain restrictive covenants including financial covenants. Certain of these covenants commence at September 30, 2010, while others commence at December 31, 2010.
          (b) Alon USA LP Credit Facility
          Revolving Credit Facility. Alon has a $240,000 revolving credit facility (the “Alon USA LP Credit Facility”) that will mature on January 1, 2013. The Alon USA LP Credit Facility can be used both for borrowings and the issuance of letters of credit subject to a limit of the lesser of the facility or the amount of the borrowing base under the facility.
          Borrowings under the Alon USA LP Credit Facility bear interest at the Eurodollar rate plus 3.00% per annum subject to an overall minimum interest rate of 4.00%.
          The Alon USA LP Credit Facility is secured by (i) a first lien on Alon’s cash, accounts receivables, inventories and related assets and (ii) a second lien on Alon’s fixed assets, in each case, excluding those of Alon Paramount Holdings, Inc. (“Alon Holdings”), and its subsidiaries other than Alon Pipeline Logistics, LLC (“Alon Logistics”), the subsidiaries established in conjunction with the Krotz Springs refinery acquisition and Alon’s retail subsidiaries.
          The Alon USA LP Credit Facility contains certain restrictive covenants including maintenance financial covenants. Alon entered into an amendment to the Alon USA LP Credit Facility that became effective March 31, 2010. As amended, the maintenance financial covenants for the leverage ratio and the interest coverage ratio will not apply until the fiscal quarter ending September 30, 2010. The current ratio will continue to be measured for all fiscal quarters of 2010.
          Borrowings of $123,000 and $88,000 were outstanding under the Alon USA LP Credit Facility at March 31, 2010, and December 31, 2009, respectively. At March 31, 2010, and December 31, 2009, outstanding letters of credit under the Alon USA LP Credit Facility were $104,224 and $128,963, respectively.
          (c) Paramount Petroleum Corporation Credit Facility
          Revolving Credit Facility. Paramount Petroleum Corporation has a $300,000 revolving credit facility (the “Paramount Credit Facility”) that will mature on February 28, 2012. The Paramount Credit Facility can be used both for borrowings and the issuance of letters of credit subject to a limit of the lesser of the facility or the amount of the borrowing base under the facility.
          Borrowings under the Paramount Credit Facility bear interest at the Eurodollar rate plus a margin based on excess availability. Based on the excess availability at March 31, 2010, the margin was 1.75%.
          The Paramount Credit Facility is primarily secured by the assets of Alon Holdings (excluding Alon Logistics).
          The Paramount Credit Facility contains certain restrictive covenants related to working capital, operations and other matters.
          Borrowings of $48,512 and $45,290 were outstanding under the Paramount Credit Facility at March 31, 2010, and December 31, 2009, respectively. At March 31, 2010, and December 31, 2009, outstanding letters of credit under the Paramount Credit Facility were $50,509 and $17,999, respectively.
          (d) Alon Refining Krotz Springs, Inc. Credit Facilities
          Senior Secured Notes. In October 2009, Alon Refining Krotz Springs, Inc. (“ARKS”) issued $216,500 in aggregate principal amount of 13.50% senior secured notes (the “Senior Secured Notes”) in a private offering. The Senior Secured Notes were issued at an offering price of 94.857%. The Senior Secured Notes will mature on

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, dollars in thousands except as noted)
October 15, 2014 and the entire principal amount is due at maturity. Interest is payable semi-annually in arrears on April 15 and October 15.
          ARKS received gross proceeds of $205,365 from the sale of the Senior Secured Notes (before fees and expenses related to the offering). In connection with the closing, ARKS prepaid in full all outstanding obligations under its term loan. The remaining proceeds from the offering were used for general corporate purposes.
          The terms of the Senior Secured Notes are governed by an indenture (the “Indenture”) and the obligations under the Indenture are secured by a first priority lien on ARKS’ property, plant and equipment and a second priority lien on ARKS’ cash, accounts receivable and inventory.
          The Indenture also contains restrictive covenants such as restrictions on loans, mergers, sales of assets, additional indebtedness and restricted payments. The Indenture does not contain any maintenance financial covenants.
          On February 17, 2010, ARKS exchanged $216,480 of Senior Secured Notes for an equivalent amount of Senior Secured Notes (“Exchange Notes”) registered under the Securities Act of 1933. The Exchange Notes are substantially identical to the Senior Secured Notes, except that the Exchange Notes have been registered with the Securities and Exchange Commission and are not subject to transfer restrictions.
          At March 31, 2010, and December 31, 2009, the Senior Secured Notes had an outstanding balance (net of unamortized discount) of $206,086 and $205,693, respectively. Alon is utilizing the effective interest method to amortize the original issue discount over the life of the Senior Secured Notes.
          Bridge Facility. On March 15, 2010, ARKS entered into a $65,000 bridge facility with Bank Hapoalim B.M. with a maturity date of June 15, 2010 (the “Bridge Facility”). ARKS borrowed $65,000 and used approximately $51,000 to repay the outstanding amounts under the ARKS Facility described below.
          Borrowings under the Bridge Facility bear interest at LIBOR plus 3.00% and $65,000 was outstanding under the Bridge Facility at March 31, 2010.
          The Bridge Facility is secured by a first lien on cash, accounts receivable, and inventory of ARKS with a second lien on its remaining assets.
          The Bridge Facility contains customary restrictive covenants, such as restrictions on liens, mergers, consolidation, sales of assets, capital expenditures, additional indebtedness, investments, hedging transactions, and certain restricted payments.
          In April 2010, ARKS signed a multi-year agreement with a major financial institution that will allow ARKS to retire the obligations under the Bridge Facility and support the operation of the refinery at 75,000 barrels per day.
          Revolving Credit Facility. On March 15, 2010, ARKS terminated its revolving credit facility agreement (the “ARKS Facility”) and repaid all outstanding amounts thereunder. The ARKS Facility had a maturity date of July 3, 2013, and bore interest at a rate of 4.0% over the Eurodollar rate. As a result of the prepayment of the ARKS Facility, a write-off of unamortized debt issuance costs of $6,659 was recorded as interest expense in the three months ended March 31, 2010.
          Borrowings of $83,287 and outstanding letters of credit of $2,765 were outstanding under the ARKS Facility at December 31, 2009.
          (e) Retail Credit Facilities
          Southwest Convenience Stores, LLC (“SCS”) is a party to a credit agreement (the “SCS Credit Agreement”) that matures on July 1, 2017. Monthly principal payments are based on a 15-year amortization term.
          Borrowings under the SCS Credit Agreement bear interest at a Eurodollar rate plus 1.50% per annum.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, dollars in thousands except as noted)
          Obligations under the SCS Credit Agreement are jointly and severally guaranteed by Alon, Alon Brands, Inc., Skinny’s, LLC and all of the subsidiaries of SCS. The obligations under the SCS Credit Agreement are secured by a pledge on substantially all of the assets of SCS and Skinny’s, LLC and each of their subsidiaries, including cash, accounts receivable and inventory.
          The SCS Credit Agreement also contains customary restrictive covenants on its activities, such as restrictions on liens, mergers, consolidations, sales of assets, additional indebtedness, investments, certain lease obligations and certain restricted payments. The SCS Credit Agreement also includes one annual financial covenant.
          At March 31, 2010, and December 31, 2009, the SCS Credit Agreement had an outstanding balance of $78,111 and $79,694, respectively, and there were no further amounts available for borrowing.
          (f) Other Retail Related Credit Facilities
          In 2003, Alon obtained $1,545 in mortgage loans to finance the acquisition of new retail locations. The interest rates on these loans ranged between 5.5% and 9.7%, with 5 to 15 year payment terms. At March 31, 2010, and December 31, 2009, the outstanding balances were $782 and $810, respectively.
     (10) Stock-Based Compensation
     Alon has two employee incentive compensation plans, (i) the Amended and Restated 2005 Incentive Compensation Plan and (ii) the 2000 Incentive Stock Compensation Plan.
          (a) Amended and Restated 2005 Incentive Compensation Plan (share value in dollars)
          Alon’s original incentive compensation plan, the Alon USA Energy, Inc. 2005 Incentive Compensation Plan, was last approved by its stockholders in 2006. In May 2010, Alon’s stockholders approved an amended and restated incentive compensation plan, the Alon USA, Inc. Amended and Restated 2005 Incentive Compensation Plan, which is a component of Alon’s overall executive incentive compensation program. The Amended and Restated 2005 Incentive Compensation Plan permits the granting of awards in the form of options to purchase common stock, SARs, restricted shares of common stock, restricted common stock units, performance shares, performance units and senior executive plan bonuses to Alon’s directors, officers and key employees. Other than the restricted share grants and SARs discussed below, there have been no stock-based awards granted under the Amended and Restated 2005 Incentive Compensation Plan.
          Restricted Stock. Non-employee directors are awarded an annual grant of shares of restricted stock valued at $25. The restricted shares granted to the non-employee directors under the Amended and Restated 2005 Incentive Compensation Plan vest over a period of three years, assuming continued service at vesting.
          Compensation expense for the restricted stock grants amounted to $12 and $11 for the three months ended March 31, 2010 and 2009, respectively and is included in selling, general and administrative expenses in the consolidated statements of operations. There is no material difference between intrinsic value and fair value under FASB ASC Topic 718-10 for pro forma disclosure purposes.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, dollars in thousands except as noted)
          The following table summarizes the restricted share activity from January 1, 2009:

		Weighted
		Average
		Grant Date
Nonvested Shares	Shares	Fair Values
Non-vested at January 1, 2009	7,662	$19.58
Granted	5,841	12.84
Vested	(3,277)	22.89
Forfeited	—	—

Non-vested at December 31, 2009	10,226	$14.67

Granted	—	—
Vested	—	—
Forfeited	—	—

Non-vested at March 31, 2010	10,226	$14.67

          As of March 31, 2010, there was $51 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Amended and Restated 2005 Incentive Compensation Plan. That cost is expected to be recognized over a weighted-average period of 1.6 years. The fair value of shares vested in 2010 was $0.
          Stock Appreciation Rights. In March 2007, Alon granted awards of 361,665 Stock Appreciation Rights (“SARs”) to certain officers and key employees at a grant price equal to $28.46. The March 2007 SARs vest as follows: 50% on March 7, 2009, 25% on March 7, 2010, and 25% on March 7, 2011, and, pursuant to an amendment to the grant agreements on January 25, 2010, are exercisable during the three-year period following the date of vesting.
          In July 2008, Alon granted awards of 12,000 SARs to certain employees at the close of the Krotz Springs refinery acquisition at a grant price equal to $14.23. The July 2008 SARs vest as follows: 50% on July 1, 2010, 25% on July 1, 2011, and 25% on July 1, 2012, and are exercisable during the 365-day period following the date of vesting.
          In December 2008, Alon granted an award of 10,000 SARs at a grant price equal to $14.23. The December 2008 SARs vest as follows: 25% on December 1, 2010, 25% on December 1, 2011, 25% on December 1, 2012 and 25% on December 1, 2013 and are exercisable during the 365-day period following the date of vesting.
          In January 2010, Alon granted awards of 177,250 SARs to certain officers and key employees at a grant price equal to $16.00. The January 2010 SARs vest as follows: 50% on December 10, 2011, 25% on December 10, 2012 and 25% on December 10, 2013 and are exercisable during the 365-day period following the date of vesting.
          In March 2010, Alon granted awards of 10,000 SARs at a grant price equal to $16.00 and 10,000 SARs at a grant price equal to $10.00 to an executive officer. The March 2010 SARs vest as follows: 50% on March 1, 2012, 25% on March 1, 2013, and 25% on March 1, 2014, and are exercisable during the 365-day period following the date of vesting.
          When exercised, all SARs are convertible into shares of Alon common stock, the number of which will be determined at the time of exercise by calculating the difference between the closing price of Alon common stock on the exercise date and the grant price of the SARs (the “Spread”), multiplying the Spread by the number of SARs being exercised and then dividing the product by the closing price of Alon common stock on the exercise date.
          Compensation expense for the SARs grants amounted to $208 and $300 for the three months ended March 31, 2010, and 2009, respectively, and is included in selling, general and administrative expenses in the consolidated statements of operations.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, dollars in thousands except as noted)
     (b) 2000 Incentive Stock Compensation Plan
          On August 1, 2000, Alon Assets, Inc. (“Alon Assets”) and Alon USA Operating, Inc. (“Alon Operating”), majority owned, fully consolidated subsidiaries of Alon, adopted the 2000 Incentive Stock Compensation Plan pursuant to which Alon’s board of directors may grant stock options to certain officers and members of executive management. The 2000 Incentive Stock Compensation Plan authorized grants of options to purchase up to 16,154 shares of common stock of Alon Assets and 6,066 shares of common stock of Alon Operating. All authorized options were granted in 2000 and there have been no additional options granted under this plan. All stock options have ten-year terms. The options are subject to accelerated vesting and become fully exercisable if Alon achieves certain financial performance and debt service criteria. Upon exercise, Alon will reimburse the option holder for the exercise price of the shares and under certain circumstances the related federal and state taxes payable as a result of such exercises (gross-up liability). This plan was closed to new participants subsequent to August 1, 2000, the initial grant date. Total compensation expense recognized under this plan was $13 and $109 for the three months ended March 31, 2010 and 2009, respectively, and is included in selling, general and administrative expenses in the consolidated statements of operations.
          The following table summarizes the stock option activity for Alon Assets and Alon Operating for the three months ended March 31, 2010, and for the year ended December 31, 2009:

	Alon Assets		Alon Operating
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise	Options	Exercise
	Outstanding	Price	Outstanding	Price
Outstanding at January 1, 2009	2,793	$100	1,049	$100
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited and expired	—	—	—	—

Outstanding at December 31, 2009	2,793	$100	1,049	$100

Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited and expired	—	—	—	—

Outstanding at March 31, 2010	2,793	$100	1,049	$100

     The intrinsic value of total options exercised in 2010 was $0.
     (11) Stockholders’ Equity (per share in dollars)
          Common Stock Dividends
          On March 31, 2010, Alon paid a regular quarterly cash dividend of $0.04 per share on Alon’s common stock to stockholders of record at the close of business on March 15, 2010.
     (12) Earnings (Loss) Per Share (earnings per share in dollars)
          Basic earnings (loss) per share are calculated as net income (loss) available to common stockholders divided by the average number of shares of common stock outstanding. Diluted earnings per share include the dilutive effect of restricted shares and SARs using the treasury stock method and the dilutive effect of convertible preferred shares using the if-converted method.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, dollars in thousands except as noted)
          The calculation of earnings (loss) per share, basic and diluted, for the three months ended March 31, 2010, and 2009 is as follows:

	Three Months Ended
	March 31,
	2010	2009
Net income (loss)	$(52,942)	$17,351
Average number of shares of common stock outstanding	54,161	46,806
Dilutive restricted shares, SARs and conversion of preferred shares	—	5,562

Average number of shares of common stock outstanding assuming dilution	54,161	52,368

Earnings (loss) per share – basic	$(0.98)	$0.37

Earnings (loss) per share – diluted *	$(0.98)	$0.37

*	For the purpose of adjusting net income (loss) in the calculation of diluted earnings (loss) per share issued by Alon’s subsidiaries, the effect for the three months ended March 31, 2009 was $193, but for the three months ended March 31, 2010, the effect is anti-dilutive and therefore excluded from the calculation. Additionally, net income for the three months ended March 31, 2009 was adjusted $1,996 for preferred stock dividends that would no longer be paid if the preferred stock was converted to shares of common stock.
     (13) Big Spring Refinery Fire
          On February 18, 2008, a fire at the Big Spring refinery destroyed the propylene recovery unit and damaged equipment in the alkylation and gas concentration units. The re-start of the crude unit in a hydroskimming mode began on April 5, 2008, and the Fluid Catalytic Cracking Unit (“FCCU”) resumed operations on September 26, 2008. Substantially all of the repairs to the units damaged in the fire have been completed.
          Alon’s insurance policies at the time of the fire provided a combined single limit of $385,000 for property damage, with a $2,000 deductible, and business interruption coverage with a 45 day waiting period. Alon also had third party liability insurance which provided coverage with a limit of $150,000 and a $5,000 deductible. Alon received insurance proceeds of $330,000 for work performed through December 31, 2008 and $55,000 for business interruption recovery as a result of the fire with $350,875 of proceeds received in 2008 and $34,125 of proceeds received in January 2009.
     (14) Bakersfield Refinery
          In March 2010, a U.S. bankruptcy court approved Alon’s purchase of the Bakersfield refinery from Big West of California, LLC, a subsidiary of Flying J, Inc.
          The Bakersfield refinery is located in California’s Central Valley and has the capacity to refine up to 70,000 barrels per day of crude oil. The refinery is supplied by crude oil produced in the San Joaquin Valley with its products marketed in California, and is a major provider of motor fuels in central California.
          The purchase price of the Bakersfield transaction is $40,000 plus an amount equal to the value of acquired inventory as of the closing date of the transaction. Alon has made escrow deposits totaling $10,000 in the first quarter of 2010.
     (15) Related Party Transactions
          Sale of Preferred Shares
          In connection with the acquisition of the Krotz Springs refinery, Alon Israel provided letters of credit in the amount of $55,000 (the “Original L/Cs”) to support the borrowing base of ARKS. Alon Israel issued an additional $25,000 of letters of credit in the first quarter of 2009.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, dollars in thousands except as noted)
          Pursuant to the Stockholders Agreement, Alon Israel was granted an option (the “L/C Option”), exercisable at any time the letters of credit are outstanding, to withdraw all or part of the letters of credit and acquire shares of Series A Preferred Stock of Alon Refining Louisiana, Inc. (“ARL”) at their par value of $1,000.00 per share, in an amount equal to such withdrawn letters of credit (the “L/C Preferred Shares,” and, together with the Original Preferred Shares, the “Preferred Shares”).
          Under the terms of the Stockholders Agreement, with respect to the L/C Preferred Shares, during the period beginning on the date of issuance of any Preferred Shares in connection with the exercise of the L/C Option and ending on December 31, 2010, each of Alon Louisiana Holdings and Alon have the option to purchase from Alon Israel all or a portion of the then-outstanding Preferred Shares at a price per share equal to the par value plus accrued but unpaid dividends (the “Call Option”), subject to the prior release of all of the letters of credit and conditioned upon approval of the purchase by Alon’s Audit Committee.
          If the Call Option is not exercised by Alon Louisiana Holdings or Alon, the Preferred Shares are exchangeable for shares of Alon common stock in accordance with the terms of the Stockholders Agreement. Specifically, (i) the Preferred Shares may be exchanged at the election of either Alon or Alon Israel, for shares of Alon common stock upon a change of control of either ARL or Alon; (ii) in the event that the Call Option is not exercised, Alon Israel will have the option to exchange Preferred Shares it then holds for Alon common stock during a 5-business day period beginning on the first day on which Alon’s securities trading window is open after each of January 3, 2010, July 1, 2010, and January 1, 2011; and (iii) if not so exchanged, all of the Preferred Shares will be mandatorily exchanged for shares of Alon common stock on July 3, 2011.
          Pursuant to the Stockholders Agreement, in the event that any letter of credit is drawn upon by beneficiaries of a letter of credit, a promissory note will be issued by Alon Louisiana Holdings in favor of Alon Israel for the amount of any such drawn letters of credit. This promissory note will provide that Alon may exchange the promissory note for shares of Alon common stock.
          Sale of HEP Units
          In January 2010, Alon sold 150,200 Holly Energy Partners (“HEP”) units to each of Dor-Alon Energy in Israel (1988) Ltd. and Blue Square — Israel, Ltd., both affiliates of Alon Israel and Alon also exchanged 287,258 HEP units for auction rate securities held by Alon Israel. The HEP units sold and exchanged were based on a price per unit based on the average closing price of HEP’s publically traded Class A limited partnership units for the 30 trading days preceding the closing of such transaction for a total of $22,760.
          The auction rate securities were sold in March 2010.
     (16) Commitments and Contingencies
          (a) Commitments
          In the normal course of business, Alon has long-term commitments to purchase utilities such as natural gas, electricity and water for use by its refineries, terminals, pipelines and retail locations. Alon is also party to various refined product and crude oil supply and exchange agreements. These agreements are short-term in nature or provide terms for cancellation.
          Offtake Agreement with Valero
          In connection with the Krotz Springs refinery acquisition, in July 2008 Alon and Valero Energy Corporation (“Valero”) entered into an offtake agreement for five years that provides for Valero to purchase, at market prices, light cycle oil and straight run diesel.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, dollars in thousands except as noted)
          Earnout Settlement with Valero
          In connection with the Krotz Springs refinery acquisition, in July 2008 Alon and Valero entered into an earnout agreement which was amended in August 2009. Alon has paid Valero approximately $19,688 in 2009 and $2,188 in the first quarter of 2010. Additionally, Alon has agreed to pay Valero an additional sum of $13,124 in six installments of approximately $2,188 per quarter through the third quarter of 2011 which will result in aggregate earnout payments of $35,000. This $35,000 was reflected as an addition to property, plant and equipment in 2009. Of the $13,124 that remains to be paid, $8,750 is included in accrued liabilities and $4,374 is included in other non-current liabilities on the consolidated balance sheet at March 31, 2010.
          (b) Contingencies
          Alon is involved in various other claims and legal actions arising in the ordinary course of business. Alon believes the ultimate disposition of these matters will not have a material effect on Alon’s financial position, results of operations or liquidity.
          (c) Environmental
          Alon is subject to federal, state, and local environmental laws and regulations. These rules regulate the discharge of materials into the environment and may require Alon to incur future obligations to investigate the effects of the release or disposal of certain petroleum, chemical, and mineral substances at various sites; to remediate or restore these sites; to compensate others for damage to property and natural resources and for remediation and restoration costs. These possible obligations relate to sites owned by Alon and associated with past or present operations. Alon is currently participating in environmental investigations, assessments and cleanups under these regulations at service stations, pipelines and terminals. Alon may in the future be involved in additional environmental investigations, assessments and cleanups. The magnitude of future costs will depend on factors such as the unknown nature and contamination at many sites, the timing, extent and method of the remedial actions which may be required, and the determination of Alon’s liability in proportion to other responsible parties.
          Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefit are expensed. Liabilities for expenditures of a non-capital nature are recorded when environmental assessment and/or remediation is probable, and the costs can be reasonably estimated. Substantially all amounts accrued are expected to be paid out over the next 15 years. The level of future expenditures for environmental remediation obligations cannot be determined with any degree of reliability.
          Alon has accrued environmental remediation obligations of $28,864 ($2,529 current payable and $26,335 non-current liability) at March 31, 2010, and $29,454 ($2,104 current payable and $27,350 non-current liability) at December 31, 2009.
          Paramount Petroleum Corporation has indemnification agreements with a prior owner for part of the remediation expenses at its refineries and offsite tank farm and, as a result, has recorded a current receivable of $1,200 and non-current receivable of $3,946 at March 31, 2010.
          In connection with the acquisition of the Big Spring refinery, pipeline and terminal assets from Atofina Petrochemicals, Inc. (“Atofina”) in August 2000, Atofina agreed to indemnify Alon for the costs of environmental investigations, assessments and clean-ups of known conditions that existed at the acquisition date, and as a result, has recorded a current receivable of $173 at March 31, 2010.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, dollars in thousands except as noted)
     (17) Subsequent Event
          Dividend Declared
          On May 5, 2010, Alon declared its regular quarterly cash dividend of $0.04 per share on Alon’s common stock, payable on June 15, 2010 to stockholders of record at the close of business on May 28, 2010.
          Alon Refining Krotz Springs Inventory Financing Arrangement
          In April 2010, ARKS signed a multi-year agreement with a major financial institution that will allow ARKS to retire the obligations under the Bridge Facility and support the operation of the refinery at 75,000 barrels per day.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
          The following discussion of our financial condition and results of operations should be read in conjunction with the audited consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2009. In this document, the words “Alon,” “the Company,” “we” and “our” refer to Alon USA Energy, Inc. and its subsidiaries.
Forward-Looking Statements
          Certain statements contained in this report and other materials we file with the SEC, or in other written or oral statements made by us, other than statements of historical fact, are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. We have used the words “anticipate,” “assume,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “will,” “future” and similar terms and phrases to identify forward-looking statements.
          Forward-looking statements reflect our current expectations regarding future events, results or outcomes. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, our business and operations involve numerous risks and uncertainties, many of which are beyond our control, which could result in our expectations not being realized or otherwise materially affect our financial condition, results of operations and cash flows.
          Actual events, results and outcomes may differ materially from our expectations due to a variety of factors. Although it is not possible to identify all of these factors, they include, among others, the following:
•	changes in general economic conditions and capital markets;

•	changes in the underlying demand for our products;

•	the availability, costs and price volatility of crude oil, other refinery feedstocks and refined products;

•	changes in the sweet/sour spread;

•	changes in the light/heavy spread;

•	the effects of transactions involving forward contracts and derivative instruments;

•	actions of customers and competitors;

•	changes in fuel and utility costs incurred by our facilities;

•	disruptions due to equipment interruption, pipeline disruptions or failure at our or third-party facilities;

•	the execution of planned capital projects;

•	adverse changes in the credit ratings assigned to our trade credit and debt instruments;

•	the effects of and cost of compliance with current and future state and federal environmental, economic, safety and other laws, policies and regulations;

•	operating hazards, natural disasters, casualty losses and other matters beyond our control;

•	the global financial crisis’ impact on our business and financial condition; and

•	the other factors discussed in our Annual Report on Form 10-K for the year ended December 31, 2009 under the caption “Risk Factors.”

          Any one of these factors or a combination of these factors could materially affect our future results of operations and could influence whether any forward-looking statements ultimately prove to be accurate. Our forward-looking statements are not guarantees of future performance, and actual results and future performance may differ materially from those suggested in any forward-looking statements. We do not intend to update these statements unless we are required by the securities laws to do so.
Company Overview
          We are an independent refiner and marketer of petroleum products operating primarily in the South Central, Southwestern and Western regions of the United States. Our crude oil refineries are located in Texas, California, Oregon and Louisiana and have a combined throughput capacity of approximately 250,000 barrels per day (“bpd”). Our refineries produce petroleum products including various grades of gasoline, diesel fuel, jet fuel, petrochemicals, petrochemical feedstocks, asphalt, and other petroleum-based products.
          Refining and Unbranded Marketing Segment. Our refining and unbranded marketing segment includes sour and heavy crude oil refineries that are located in Big Spring, Texas; and Paramount and Long Beach, California; and a light sweet crude oil refinery located in Krotz Springs, Louisiana. Because we operate the Long Beach refinery as an extension of the Paramount refinery and due to their physical proximity to one another, we refer to the Long Beach and Paramount refineries together as our “California refineries.” The refineries in our refining and unbranded marketing segment have a combined throughput capacity of approximately 240,000 bpd. At these refineries we refine crude oil into petroleum products, including gasoline, diesel fuel, jet fuel, petrochemicals, feedstocks and asphalts, which are marketed primarily in the South Central, Southwestern, and Western United States.
          We market transportation fuels produced at our Big Spring refinery in West and Central Texas, Oklahoma, New Mexico and Arizona. We refer to our operations in these regions as our “physically integrated system” because we supply our retail and branded marketing segment convenience stores and unbranded distributors in this region with motor fuels produced at our Big Spring refinery and distributed through a network of pipelines and terminals which we either own or have access to through leases or long-term throughput agreements.
          We market refined products produced at our Paramount refinery to wholesale distributors, other refiners and third parties primarily on the West Coast. Our Long Beach refinery produces asphalt products. Unfinished fuel products and intermediates produced at our Long Beach refinery are transferred to our Paramount refinery via pipeline and truck for further processing or sold to third parties.
          Krotz Springs’ liquid product yield is approximately 101.5% of total feedstock input, meaning that for each 100 barrels of crude oil and feedstocks input into the refinery, it produces 101.5 barrels of refined products. Of the 101.5%, on average 99.0% is light finished products such as gasoline and distillates, including diesel and jet fuel, petrochemical feedstocks and liquefied petroleum gas, and the remaining 2.5% is primarily heavy oils. We market refined products from Krotz Springs to wholesale distributors, other refiners, and third parties. The refinery’s location provides access to upriver markets on the Mississippi and Ohio Rivers and its docking facilities along the Atchafalaya River allow barge access. The refinery also uses its direct access to the Colonial Pipeline to transport products to markets in the Southern and Eastern United States.
          Asphalt Segment. Our asphalt segment markets asphalt produced at our Texas and California refineries included in the refining and marketing segment and at our Willbridge, Oregon refinery. Asphalt produced by the refineries in our refining and marketing segment is transferred to the asphalt segment at prices substantially determined by reference to the cost of crude oil, which is intended to approximate wholesale market prices. Our asphalt segment markets asphalt through 12 refinery/terminal locations in Texas (Big Spring), California (Paramount, Long Beach, Elk Grove, Bakersfield and Mojave), Oregon (Willbridge), Washington (Richmond Beach), Arizona (Phoenix, Flagstaff and Fredonia) and Nevada (Fernley) (50% interest) as well as a 50% interest in Wright Asphalt Products Company, LLC (“Wright”). We produce both paving and roofing grades of asphalt, including performance-graded asphalts, emulsions and cutbacks.
          Retail and Branded Marketing Segment. Our retail and branded marketing segment operates 308 convenience stores primarily in Central and West Texas and New Mexico. These convenience stores typically offer various grades of gasoline, diesel fuel, general merchandise and food and beverage products to the general public, primarily under the 7-Eleven and FINA brand names. Substantially all of the motor fuel sold through our retail operations and the majority of the motor fuel marketed in our branded business is supplied by our Big Spring refinery. In 2010, approximately 92% of the motor fuel requirements of our branded marketing operations, including retail operations, were supplied by our Big Spring refinery.
          We market gasoline and diesel under the FINA brand name through a network of approximately 625 locations, including our convenience stores. Approximately 69% of the gasoline and 22% of the diesel motor fuel produced at our Big Spring refinery was transferred to our retail and branded marketing segment at prices substantially determined by reference to commodity pricing information published by Platts. Additionally, our retail and branded marketing segment licenses the use of the FINA brand name and provides credit card processing services to approximately 285 licensed locations that are not under fuel supply agreements with us. Branded distributors that are not part of our integrated supply system, primarily in Central Texas, are supplied with motor fuels we obtain from third-party suppliers.
First Quarter Operational and Financial Highlights
          Operating income (loss) for the first quarter of 2010 was ($79.0) million, compared to $59.6 million in the same period last year. Operating income decreased principally due to the decrease in the operating margins of our refining and unbranded marketing assets and lower refinery throughput as a result of a reformer regeneration at our Big Spring refinery, an extended turnaround at our Krotz Springs refinery and reduced rates at the California refineries as a result of our efforts to optimize asphalt production with demand. Other operational and financial highlights for the first quarter of 2010 include the following:
•	The Big Spring refinery and California refineries combined throughput for the first quarter of 2010, averaged 61,047 bpd, consisting of 42,784 bpd at the Big Spring refinery and 18,263 bpd at the California refineries compared to a combined average of 93,178 bpd in the first quarter of 2009, consisting of 64,417 bpd at the Big Spring refinery and 28,761 bpd at the California refineries. There was no throughput at the Krotz Springs refinery in the first quarter of 2010 due to turnaround work. Throughput at the Krotz Springs refinery for the first quarter of 2009 was 53,712 bpd.

•	Refinery operating margin at the Big Spring refinery was $4.91 per barrel for the first quarter of 2010, compared to $13.63 per barrel for the same period in 2009. This decrease was primarily due to lower Gulf Coast 3/2/1 crack spreads.

•	Refinery operating margin at the California refineries was ($0.42) per barrel for the first quarter of 2010, compared to $1.21 per barrel for the same period in 2009. This decrease primarily resulted from lower West Coast 3/2/1 crack spreads.

•	Asphalt margins for the first quarter of 2010, increased to an average of ($28.50) per ton compared to ($51.48) per ton for the first quarter of 2009. The average blended asphalt sales price increased 47.5% from $314.16 per ton in the first quarter of 2009 to $463.53 per ton in the first quarter of 2010, and the average non-blended asphalt sales price increased 169.8% from $123.73 per ton in the first quarter of 2009 to $333.82 per ton in the first quarter of 2010. Blended asphalt sales accounted for 89.1% of total asphalt sales in the first quarter of 2010.

•	On March 31, 2010, Alon paid a regular quarterly cash dividend of $0.04 per share on Alon’s common stock to stockholders of record at the close of business on March 15, 2010.
Major Influences on Results of Operations
          Refining and Unbranded Marketing. Our earnings and cash flow from our refining and unbranded marketing segment are primarily affected by the difference between refined product prices and the prices for crude oil and other feedstocks. The cost to acquire crude oil and other feedstocks and the price of the refined products we ultimately sell depend on numerous factors beyond our control, including the supply of, and demand for, crude oil, gasoline and other refined products which, in turn, depend on, among other factors, changes in domestic and foreign economies, weather conditions, domestic and foreign political affairs, production levels, the availability of imports, the marketing of competitive fuels and government regulation. While our sales and operating revenues fluctuate significantly with movements in crude oil and refined product prices, it is the spread between crude oil and refined product prices, and not necessarily fluctuations in those prices that affect our earnings.

          In order to measure our operating performance, we compare our per barrel refinery operating margins to certain industry benchmarks. We compare our Big Spring refinery’s per barrel operating margin to the Gulf Coast and Group III, or mid-continent, 3/2/1 crack spreads. A 3/2/1 crack spread in a given region is calculated assuming that three barrels of a benchmark crude oil are converted, or cracked, into two barrels of gasoline and one barrel of diesel. We calculate the Gulf Coast 3/2/1 crack spread using the market values of Gulf Coast conventional gasoline and ultra low-sulfur diesel and the market value of West Texas Intermediate, or WTI, a light, sweet crude oil. We calculate the Group III 3/2/1 crack spread using the market values of Group III conventional gasoline and ultra low-sulfur diesel and the market value of WTI crude oil. We calculate the per barrel operating margin for our Big Spring refinery by dividing the Big Spring refinery’s gross margin by its throughput volumes. Gross margin is the difference between net sales and cost of sales (exclusive of substantial unrealized hedge positions and inventories adjustments related to acquisitions).
          We compare our California refineries’ per barrel operating margin to the West Coast 6/1/2/3 crack spread. A 6/1/2/3 crack spread is calculated assuming that six barrels of a benchmark crude oil are converted into one barrel of gasoline, two barrels of diesel and three barrels of fuel oil. We calculate the West Coast 6/1/2/3 crack spread using the market values of West Coast LA CARBOB pipeline gasoline, LA ultra low-sulfur pipeline diesel, LA 380 pipeline CST (fuel oil) and the market value of WTI crude oil. The per barrel operating margin of the California refineries is calculated by dividing the California refinery’s gross margin by their throughput volumes. Another comparison to other West Coast refineries that we use is the West Coast 3/2/1 crack spread. This is calculated using the market values of West Coast LA CARBOB pipeline gasoline, LA ultra low-sulfur pipeline diesel and the market value of WTI crude oil.
          Our Krotz Springs refinery’s per barrel margin is compared to the Gulf Coast 2/1/1 crack spread. The 2/1/1 crack spread is calculated assuming that two barrels of a benchmark crude oil are converted into one barrel of gasoline and one barrel of diesel. We calculate the Gulf Coast 2/1/1 crack spread using the market values of Gulf Coast conventional gasoline and Gulf Coast high sulfur diesel and the market value of WTI crude oil.
          Our Big Spring refinery and California refineries are capable of processing substantial volumes of sour crude oil, which has historically cost less than intermediate and sweet crude oils. We measure the cost advantage of refining sour crude oil at our refineries by calculating the difference between the value of WTI crude oil less the value of West Texas Sour, or WTS, a medium, sour crude oil. We refer to this differential as the sweet/sour spread. A widening of the sweet/sour spread can favorably influence the operating margin for our Big Spring and California refineries. In addition, our California refineries are capable of processing significant volumes of heavy crude oils which historically have cost less than light crude oils. We measure the cost advantage of refining heavy crude oils by calculating the difference between the value of WTI crude oil less the value of MAYA crude, which we refer to as the light/heavy spread. A widening of the light/heavy spread can favorably influence the refinery operating margins for our California refineries.
          The results of operations from our refining and unbranded marketing segment are also significantly affected by our refineries’ operating costs, particularly the cost of natural gas used for fuel and the cost of electricity. Natural gas prices have historically been volatile. For example, natural gas prices ranged from $13.58 per million British thermal units, or MMBTU, in July of 2008 to $2.51 MMBTU in September of 2009. Typically, electricity prices fluctuate with natural gas prices.
          Demand for gasoline products is generally higher during summer months than during winter months due to seasonal increases in highway traffic. As a result, the operating results for our refining and unbranded marketing segment for the first and fourth calendar quarters are generally lower than those for the second and third calendar quarters. The effects of seasonal demand for gasoline are partially offset by seasonality in demand for diesel, which in our region is generally higher in winter months as east-west trucking traffic moves south to avoid winter conditions on northern routes.
          Safety, reliability and the environmental performance of our refineries are critical to our financial performance. The financial impact of planned downtime, such as a turnaround or major maintenance project, is mitigated through a diligent planning process that considers product availability, margin environment and the availability of resources to perform the required maintenance.
          The nature of our business requires us to maintain substantial quantities of crude oil and refined product inventories. Crude oil and refined products are essentially commodities, and we have no control over the changing market value of these inventories. Because our inventory is valued at the lower of cost or market value under the LIFO inventory valuation methodology, price fluctuations generally have little effect on our financial results.

          Asphalt. Our earnings from our asphalt segment depend primarily upon the margin between the price at which we sell our asphalt and the transfer prices for asphalt produced at our refineries in the refining and unbranded marketing segment. Asphalt is transferred to our asphalt segment at prices substantially determined by reference to the cost of crude oil, which is intended to approximate wholesale market prices. The asphalt segment also conducts operations at and markets asphalt produced by our refinery located in Willbridge, Oregon. In addition to producing asphalt at our refineries, at times when refining margins are unfavorable we opportunistically purchase asphalt from other producers for resale. A portion of our asphalt sales are made using fixed price contracts for delivery of asphalt products at future dates. Because these contracts are priced at the market prices for asphalt at the time of the contract, a change in the cost of crude oil between the time we enter into the contract and the time we produce the asphalt can positively or negatively influence the earnings of our asphalt segment. Demand for paving asphalt products is higher during warmer months than during colder months due to seasonal increases in road construction work. As a result, the revenues for our asphalt segment for the first and fourth calendar quarters are expected to be lower than those for the second and third calendar quarters.
          Retail and Branded Marketing. Our earnings and cash flows from our retail and branded marketing segment are primarily affected by merchandise and motor fuel sales and margins at our convenience stores and the motor fuel sales volumes and margins from sales to our FINA-branded distributors, together with licensing and credit card related fees generated from our FINA-branded distributors and licensees. Retail merchandise gross margin is equal to retail merchandise sales less the delivered cost of the retail merchandise, net of vendor discounts and rebates, measured as a percentage of total retail merchandise sales. Retail merchandise sales are driven by convenience, branding and competitive pricing. Motor fuel margin is equal to motor fuel sales less the delivered cost of fuel and motor fuel taxes, measured on a cents per gallon (“cpg”) basis. Our motor fuel margins are driven by local supply, demand and competitor pricing. Our convenience store sales are seasonal and peak in the second and third quarters of the year, while the first and fourth quarters usually experience lower overall sales.
Factors Affecting Comparability
          Our financial condition and operating results over the three months ended March 31, 2010 and 2009 have been influenced by the following factors which are fundamental to understanding comparisons of our period-to-period financial performance.
          The Krotz Springs refinery was shutdown during November of 2009 for a scheduled turnaround and remained down the entire first quarter as the work was completed with an anticipated restart in the second quarter of 2010. Throughput at the Big Spring refinery was reduced in the first quarter of 2010 as a result of a reformer regeneration. The California refineries’ throughput was lower in the first quarter of 2010 due to efforts to optimize asphalt production with demand.
Results of Operations
          Net Sales. Net sales consist primarily of sales of refined petroleum products through our refining and unbranded marketing segment and asphalt segment and sales of merchandise, including food products, and motor fuels, through our retail and branded marketing segment.
          For the refining and unbranded marketing segment, net sales consist of gross sales, net of customer rebates, discounts and excise taxes and includes inter-segment sales to our asphalt and retail and branded marketing segments, which are eliminated through consolidation of our financial statements. Asphalt sales consist of gross sales, net of any discounts and applicable taxes. Retail net sales consist of gross merchandise sales, less rebates, commissions and discounts, and gross fuel sales, including motor fuel taxes. For our petroleum and asphalt products, net sales are mainly affected by crude oil and refined product prices and volume changes caused by operations. Our retail merchandise sales are affected primarily by competition and seasonal influences.
          Cost of Sales. Refining and unbranded marketing cost of sales includes crude oil and other raw materials, inclusive of transportation costs. Asphalt cost of sales includes costs of purchased asphalt, blending materials and transportation costs. Retail cost of sales includes cost of sales for motor fuels and for merchandise. Motor fuel cost of sales represents the net cost of purchased fuel, including transportation costs and associated motor fuel taxes. Merchandise cost of sales includes the delivered cost of merchandise purchases, net of merchandise rebates and commissions. Cost of sales excludes depreciation and amortization expense.
          Direct Operating Expenses. Direct operating expenses, which relate to our refining and unbranded marketing and asphalt segments, include costs associated with the actual operations of our refineries and asphalt terminals, such as energy and utility costs, routine maintenance, labor, insurance and environmental compliance costs. Environmental compliance costs, including monitoring and routine maintenance, are expensed as incurred. All operating costs associated with our crude oil and product pipelines are considered to be transportation costs and are reflected as cost of sales.
          Selling, General and Administrative Expenses. Selling, general and administrative, or SG&A, expenses consist primarily of costs relating to the operations of our convenience stores, including labor, utilities, maintenance and retail corporate overhead costs. Refining and marketing and asphalt segment corporate overhead and marketing expenses are also included in SG&A expenses.

ALON USA ENERGY, INC. AND SUBSIDIARIES CONSOLIDATED
          Summary Financial Tables. The following tables provide summary financial data and selected key operating statistics for Alon and our three operating segments for the three months ended March 31, 2010, and 2009. The summary financial data for our three operating segments does not include certain SG&A expenses and depreciation and amortization related to our corporate headquarters. The following data should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this Form 10-Q. All information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” except for Balance Sheet data as of December 31, 2009 is unaudited.

	For the Three Months Ended
	March 31,
	2010	2009
	(dollars in thousands, except per
	share data)
STATEMENT OF OPERATIONS DATA:
Net sales (1)	$579,313	$722,180
Operating costs and expenses:
Cost of sales	538,715	539,730
Direct operating expenses	61,444	68,864
Selling, general and administrative expenses (2)	31,807	31,915
Depreciation and amortization (3)	26,322	22,090

Total operating costs and expenses	658,288	662,599

Operating income (loss)	(78,975)	59,581
Interest expense (4)	(26,585)	(28,256)
Equity losses of investees	(103)	(3)
Other income, net (5)	14,204	257

Income (loss) before income tax expense (benefit), non-controlling interest in income (loss) of subsidiaries and accumulated dividends on preferred stock of subsidiary	(91,459)	31,579
Income tax expense (benefit)	(34,713)	10,995

Income (loss) before non-controlling interest in income (loss) of subsidiaries and accumulated dividends on preferred stock of subsidiary	(56,746)	20,584
Non-controlling interest in income (loss) of subsidiaries	(3,804)	1,083
Accumulated dividends on preferred stock of subsidiary	—	2,150

Net income (loss) available to common stockholders	$(52,942)	$17,351

Earnings (loss) per share, basic and diluted	$(0.98)	$0.37

Weighted average shares outstanding, basic (in thousands)	54,161	46,806

Cash dividends per share	$0.04	$0.04

CASH FLOW DATA:
Net cash provided by (used in):
Operating activities	$(40,979)	$119,527
Investing activities	(6,331)	(15,009)
Financing activities	14,433	(104,679)

OTHER DATA:
Adjusted EBITDA (6)	(38,552)	81,925
Capital expenditures (7)	7,303	10,357
Capital expenditures to rebuild the Big Spring refinery	—	32,135
Capital expenditures for turnaround and chemical catalyst	10,009	7,363

	March 31,	December 31,
	2010	2009
BALANCE SHEET DATA (end of period):
Cash and cash equivalents	$7,560	$40,437
Working capital	29,198	84,257
Total assets	2,083,646	2,132,789
Total debt	954,616	937,024
Total equity	377,055	431,918

(1)	Includes excise taxes on sales by the retail and branded marketing segment of $12,786 and $11,044 for the three months ended March 31, 2010, and 2009, respectively.

(2)	Includes corporate headquarters selling, general and administrative expenses of $188 and $190 for the three months ended March 31, 2010, and 2009, respectively, which are not allocated to our three operating segments.

(3)	Includes corporate depreciation and amortization of $231 and $147 for the three months ended March 31, 2010, and 2009, respectively, which are not allocated to our three operating segments.

(4)	Interest expense of $26,585 for the three months ended March 31, 2010, includes a charge of $6,659 for the write-off of debt issuance costs associated with our prepayment of the Alon Refining Krotz Springs, Inc. revolving credit facility. Interest expense of $28,256 for the three months ended March 31, 2009, includes $5,715 related to the unwind of the heating oil crack spread hedge.

(5)	In the first quarter of 2010, we sold approximately two thirds of our investment in Holly Energy Partners for $22,760, resulting in a gain of $8,047. Subsequently, we marked-to-market our remaining investment, resulting in an unrealized gain of $6,291.

(6)	Adjusted EBITDA represents earnings before non-controlling interest in income of subsidiaries, income tax expense, interest expense, depreciation and amortization and gain on disposition of assets. Adjusted EBITDA is not a recognized measurement under GAAP; however, the amounts included in Adjusted EBITDA are derived from amounts included in our consolidated financial statements. Our management believes that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors, and other interested parties in the evaluation of companies in our industry. In addition, our management believes that Adjusted EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of Adjusted EBITDA generally eliminates the effects of non-controlling interest in income of subsidiaries, income tax expense, interest expense, gain on disposition of assets and the accounting effects of capital expenditures and acquisitions, items that may vary for different companies for reasons unrelated to overall operating performance.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:
•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	Adjusted EBITDA does not reflect the prior claim that non-controlling interest have on the income generated by non-wholly-owned subsidiaries;

•	Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and

•	Our calculation of Adjusted EBITDA may differ from EBITDA calculations of other companies in our industry, limiting its usefulness as a comparative measure.
Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally.
The following table reconciles net income (loss) available to common stockholders to Adjusted EBITDA for the three months ended March 31, 2010, and 2009, respectively:

	For the Three Months Ended
	March 31,
	2010	2009
	(dollars in thousands)
Net income (loss) available to common stockholders	$(52,942)	$17,351
Non-controlling interest in income (loss) of subsidiaries (including accumulated dividends on preferred stock of subsidiary)	(3,804)	3,233
Income tax expense (benefit)	(34,713)	10,995
Interest expense	26,585	28,256
Depreciation and amortization	26,322	22,090

Adjusted EBITDA	$(38,552)	$81,925

(7)	Includes corporate capital expenditures of $415 and $578 for the three months ended March 31, 2010, and 2009, respectively, which are not allocated to our three operating segments.

REFINING AND UNBRANDED MARKETING SEGMENT

	For the Three Months Ended
	March 31,
	2010	2009
	(dollars in thousands, except per
	barrel data and pricing statistics)
STATEMENTS OF OPERATIONS DATA:
Net sales (1)	$483,040	$633,297
Operating costs and expenses:
Cost of sales	463,864	469,363
Direct operating expenses	50,352	58,371
Selling, general and administrative expenses	6,388	7,327
Depreciation and amortization	20,954	16,877

Total operating costs and expenses	541,558	551,938

Operating income (loss)	$(58,518)	$81,359

KEY OPERATING STATISTICS:
Total unbranded sales volume (bpd)	36,280	122,459
Per barrel of throughput:
Refinery operating margin – Big Spring (2)	$4.91	$13.63
Refinery operating margin – CA Refineries (2)	(0.42)	1.21
Refinery operating margin – Krotz Springs (2)	N/A	13.19
Refinery direct operating expenses – Big Spring (3)	6.57	3.60
Refinery direct operating expenses – CA Refineries (3)	8.82	5.84
Refinery direct operating expenses – Krotz Springs (3)	N/A	4.63
Capital expenditures	$6,312	$9,398
Capital expenditures to rebuild Big Spring refinery	—	32,135
Capital expenditures for turnaround and chemical catalyst	10,009	7,363

PRICING STATISTICS:
WTI crude oil (per barrel)	$78.75	$43.10
WTS crude oil (per barrel)	76.87	42.16
MAYA crude oil (per barrel)	69.84	38.58
Crack spreads (3/2/1) (per barrel):
Gulf Coast	$7.09	$9.65
Group III	6.75	9.72
West Coast	10.12	17.92
Crack spreads (6/1/2/3) (per barrel):
West Coast	$1.45	$6.21
Crack spreads (2/1/1) (per barrel):
Gulf Coast high sulfur diesel	$6.25	$9.48
Crude oil differentials (per barrel):
WTI less WTS	$1.88	$0.94
WTI less MAYA	8.91	4.52
Product price (dollars per gallon):
Gulf Coast unleaded gasoline	$2.040	$1.218
Gulf Coast ultra low-sulfur diesel	2.052	1.331
Gulf Coast high sulfur diesel	2.008	1.285
Group III unleaded gasoline	2.036	1.232
Group III ultra low-sulfur diesel	2.035	1.309
West Coast LA CARBOB (unleaded gasoline)	2.136	1.505
West Coast LA ultra low-sulfur diesel	2.076	1.349
Natural gas (per MMBTU)	$4.99	$4.47

THROUGHPUT AND YIELD DATA:
BIG SPRING

	For the Three Months Ended
	March 31,
	2010		2009
	bpd	%	bpd	%
Refinery throughput:
Sour crude	35,978	84.1	55,452	86.1
Sweet crude	5,258	12.3	7,864	12.2
Blendstocks	1,548	3.6	1,101	1.7

Total refinery throughput (4)	42,784	100.0	64,417	100.0

Refinery production:
Gasoline	20,618	48.9	28,265	44.9
Diesel/jet	13,743	32.6	21,737	34.5
Asphalt	2,359	5.6	5,228	8.3
Petrochemicals	2,021	4.8	3,026	4.8
Other	3,396	8.1	4,672	7.5

Total refinery production (5)	42,137	100.0	62,928	100.0

Refinery utilization (6)		64.8%		90.5%
THROUGHPUT AND YIELD DATA:
CALIFORNIA REFINERIES

	For the Three Months Ended
	March 31,
	2010		2009
	bpd	%	bpd	%
Refinery throughput:
Sour crude	4,106	22.5	12,225	42.5
Heavy crude	13,740	75.2	16,498	57.4
Blendstocks	417	2.3	38	0.1

Total refinery throughput (4)	18,263	100.0	28,761	100.0

Refinery production:
Gasoline	2,469	14.0	3,266	11.5
Diesel/jet	3,370	19.1	6,215	22.0
Asphalt	6,163	34.9	8,735	30.9
Light unfinished	—	—	1,909	6.7
Heavy unfinished	5,259	29.8	7,796	27.6
Other	393	2.2	370	1.3

Total refinery production (5)	17,654	100.0	28,291	100.0

Refinery utilization (6)		24.6%		58.5%
THROUGHPUT AND YIELD DATA:
KROTZ SPRINGS

	For the Three Months Ended
	March 31,
	2010		2009
	bpd	%	bpd	%
Refinery throughput:
Light sweet crude	—	—	27,423	51.1
Heavy sweet crude	—	—	20,083	37.4
Blendstocks	—	—	6,206	11.5

Total refinery throughput (4)	—	—	53,712	100.0

Refinery production:
Gasoline	—	—	24,449	44.7
Diesel/jet	—	—	24,468	44.7
Heavy oils	—	—	887	1.6
Other	—	—	4,885	9.0

Total refinery production (5)	—	—	54,689	100.0

Refinery utilization (6)		N/A		57.2%

(1)	Net sales include intersegment sales to our asphalt and retail and branded marketing segments at prices which approximate wholesale market price. These intersegment sales are eliminated through consolidation of our financial statements.

(2)	Refinery operating margin is a per barrel measurement calculated by dividing the margin between net sales and cost of sales (exclusive of substantial unrealized hedge positions) attributable to each refinery by the refinery’s throughput volumes. Industry-wide refining results are driven and measured by the margins between refined product prices and the prices for crude oil, which are referred to as crack spreads. We compare our refinery operating margins to these crack spreads to assess our operating performance relative to other participants in our industry. There were unrealized hedging gains of $18,026 for the Krotz Springs refinery for the three months ended March 31, 2009.

(3)	Refinery direct operating expense is a per barrel measurement calculated by dividing direct operating expenses at our Big Spring, California, and Krotz Springs refineries, exclusive of depreciation and amortization, by the applicable refinery’s total throughput volumes.

(4)	Total refinery throughput represents the total barrels per day of crude oil and blendstock inputs in the refinery production process.

(5)	Total refinery production represents the barrels per day of various products produced from processing crude and other refinery feedstocks through the crude units and other conversion units at the refineries.

(6)	Refinery utilization represents average daily crude oil throughput divided by crude oil capacity, excluding planned periods of downtime for maintenance and turnarounds.

ASPHALT SEGMENT

	For the Three Months Ended
	March 31,
	2010	2009
	(dollars in thousands,
	except per ton data)
STATEMENTS OF OPERATIONS DATA:
Net sales	$67,141	$50,760
Operating costs and expenses:
Cost of sales (1)	71,445	60,233
Direct operating expenses	11,092	10,493
Selling, general and administrative expenses	1,066	1,154
Depreciation and amortization	1,717	1,698

Total operating costs and expenses	85,320	73,578

Operating income (loss)	$(18,179)	$(22,818)

KEY OPERATING STATISTICS:
Blended asphalt sales volume (tons in thousands) (2)	129	147
Non-blended asphalt sales volume (tons in thousands) (3)	22	37
Blended asphalt sales price per ton (2)	$463.53	$314.16
Non-blended asphalt sales price per ton (3)	$333.82	$123.73
Asphalt margin per ton (4)	$(28.50)	$(51.48)
Capital expenditures	$179	$162

(1)	Cost of sales includes intersegment purchases of asphalt blends from our refining and unbranded marketing segment at prices which approximate wholesale market prices. These intersegment purchases are eliminated through consolidation of our financial statements.

(2)	Blended asphalt represents base asphalt that has been blended with other materials necessary to sell the asphalt as a finished product.

(3)	Non-blended asphalt represents base material asphalt and other components that require additional blending before being sold as a finished product.

(4)	Asphalt margin is a per ton measurement calculated by dividing the margin between net sales and cost of sales by the total sales volume. Asphalt margins are used in the asphalt industry to measure operating results related to asphalt sales.

RETAIL AND BRANDED MARKETING SEGMENT

	For the Three Months Ended
	March 31,
	2010	2009
	(dollars in thousands,
	except per gallon data)
STATEMENTS OF OPERATIONS DATA:
Net sales (1)	$226,028	$167,470
Operating costs and expenses:
Cost of sales (2)	200,302	139,481
Selling, general and administrative expenses	24,165	23,244
Depreciation and amortization	3,420	3,368

Total operating costs and expenses	227,887	166,093

Operating income (loss)	$(1,859)	$1,377

KEY OPERATING STATISTICS:
Branded fuel sales (thousands of gallons) (3)	70,469	66,792
Branded fuel margin (cents per gallon) (3)	4.2	5.6

Number of stores (end of period)	308	306
Retail fuel sales (thousands of gallons)	32,714	28,283
Retail fuel sales (thousands of gallons per site per month)	35	31
Retail fuel margin (cents per gallon) (4)	9.0	14.2
Retail fuel sales price (dollars per gallon) (5)	$2.63	$1.87
Merchandise sales	$63,482	$63,053
Merchandise sales (per site per month)	69	69
Merchandise margin (6)	30.0%	31.7%
Capital expenditures	$397	$219

(1)	Includes excise taxes on sales by the retail and branded marketing segment of $12,786 and $11,044 for the three months ended March 31, 2010, and 2009, respectively. Net sales also includes royalty and related net credit card fees of $773 and $266 for the three months ended March 31, 2010, and 2009, respectively.

(2)	Cost of sales includes inter-segment purchases of motor fuels from our refining and unbranded marketing segment at prices which approximate wholesale market prices. These inter-segment purchases are eliminated through consolidation of our financial statements.

(3)	Marketing sales volume represents branded fuel sales to our wholesale marketing customers that are primarily supplied by the Big Spring refinery. The branded fuels that are not supplied by the Big Spring refinery are obtained from third-party suppliers. The marketing margin represents the margin between the net sales and cost of sales attributable to our branded fuel sales volume, expressed on a cents-per-gallon basis.

(4)	Retail fuel margin represents the difference between motor fuel sales revenue and the net cost of purchased motor fuel, including transportation costs and associated motor fuel taxes, expressed on a cents-per-gallon basis. Motor fuel margins are frequently used in the retail industry to measure operating results related to motor fuel sales.

(5)	Retail fuel sales price per gallon represents the average sales price for motor fuels sold through our retail convenience stores.

(6)	Merchandise margin represents the difference between merchandise sales revenues and the delivered cost of merchandise purchases, net of rebates and commissions, expressed as a percentage of merchandise sales revenues. Merchandise margins, also referred to as in-store margins, are commonly used in the retail convenience store industry to measure in-store, or non-fuel, operating results.

Three Months Ended March 31, 2010 Compared to the Three Months Ended March 31, 2009
Net Sales
          Consolidated. Net sales for the three months ended March 31, 2010, were $579.3 million, compared to $722.2 million for the three months ended March 31, 2009, a decrease of $142.9 million or 19.8%. This decrease was primarily due to lower throughput at our refineries, partially offset by higher refined product prices.
          Refining and Unbranded Marketing Segment. Net sales for our refining and unbranded marketing segment were $483.0 million for the three months ended March 31, 2010, compared to $633.3 million for the three months ended March 31, 2009, a decrease of $150.3 million or 23.7%. The decrease in net sales was primarily due to lower refinery throughput volumes, partially offset by higher refined product prices.
          The Big Spring refinery and California refineries combined throughput for the three months ended March 31, 2010, averaged 61,047 bpd consisting of: 42,784 bpd at the Big Spring refinery and 18,263 bpd at the California refineries compared to average total refinery throughput for the three months ended March 31, 2009, of 93,178 bpd, consisting of: 64,417 bpd at the Big Spring refinery and 28,761 bpd at the California refineries. The Big Spring refinery throughput was lower due to reformer regeneration work performed during the first quarter of 2010. The California refineries’ throughput was lower due to efforts to optimize asphalt production with demand. Due to turnaround work being performed, there was no throughput at the Krotz Springs refinery for the three months ended March 31, 2010. For the three months ended March 31, 2009, the Krotz Springs refinery throughput averaged 53,712 bpd.
          The increase in refined product prices that our refineries experienced was similar to the price increases experienced in each refinery’s respective markets. The average price of Gulf Coast gasoline for the three months ended March 31, 2010 increased 82.2 cpg, or 67.5%, to 204.0 cpg, compared to 121.8 cpg for the three months ended March 31, 2009. The average Gulf Coast ultra low-sulfur diesel price for the three months ended March 31, 2010 increased 72.1 cpg, or 54.2%, to 205.2 cpg, compared to 133.1 cpg for the three months ended March 31, 2009. The average price of West Coast LA CARBOB gasoline for the three months ended March 31, 2010 increased 63.1 cpg, or 41.9%, to 213.6 cpg, compared to 150.5 cpg for the three months ended March 31, 2009. The average West Coast LA ultra low-sulfur diesel price for the three months ended March 31, 2010 increased 72.7 cpg, or 53.9%, to 207.6 cpg, compared to 134.9 cpg for the three months ended March 31, 2009.
          Asphalt Segment. Net sales for our asphalt segment were $67.1 million for the three months ended March 31, 2010, compared to $50.8 million for the three months ended March 31, 2009, an increase of $16.3 million or 32.1%. The increase was due primarily to an increase in average asphalt sales prices and partially offset by lower asphalt sales volumes in the three months ended March 31, 2010. For the three months ended March 31, 2010, the average blended asphalt sales price increased 47.5% from $314.16 per ton for the three months ended March 31, 2009 to $463.53 per ton for the three months ended March 31, 2010, and the average non-blended asphalt sales price increased 169.8% from $123.73 per ton for the three months ended March 31, 2009 to $333.82 per ton for the three months ended March 31, 2010.
          Retail and Branded Marketing Segment. Net sales for our retail and branded marketing segment were $226.0 million for the three months ended March 31, 2010, compared to $167.5 million for the three months ended March 31, 2009, an increase of $58.5 million or 34.9%. This increase was primarily attributable to increased volume and motor fuel prices.
Cost of Sales
          Consolidated. Cost of sales were $538.7 million for the three months ended March 31, 2010, compared to $539.7 million for the three months ended March 31, 2009, a decrease of $1.0 million or 0.2%. This decrease was primarily due to lower refinery throughput volumes, partially offset by higher crude oil prices.

          Refining and Unbranded Marketing Segment. Cost of sales for our refining and unbranded marketing segment were $463.9 million for the three months ended March 31, 2010, compared to $469.4 million for the three months ended March 31, 2009, a decrease of $5.5 million or 1.2%. This decrease was primarily due to lower refinery throughput, partially offset by an increase in the cost of crude oil. The average price per barrel of WTI for the three months ended March 31, 2010, increased $35.65 per barrel to an average of $78.75 per barrel, compared to an average of $43.10 per barrel for the three months ended March 31, 2009, an increase of 82.7%.
          Asphalt Segment. Cost of sales for our asphalt segment were $71.4 million for the three months ended March 31, 2010, compared to $60.2 million for the three months ended March 31, 2009, an increase of $11.2 million or 18.6%. The increase was due primarily to an increase in the cost of crude oil, partially offset by lower asphalt sales volumes in the three months ended March 31, 2010. The average price of WTI increased 82.7% for the three months ended March 31, 2010, compared to the three months ended March 31, 2009.
          Retail and Branded Marketing Segment. Cost of sales for our retail and branded marketing segment were $200.3 million for the three months ended March 31, 2010, compared to $139.5 million for the three months ended March 31, 2009, an increase of $60.8 million or 43.6%. This increase was primarily attributable to increased volume and motor fuel prices.
Direct Operating Expenses
          Consolidated. Direct operating expenses were $61.4 million for the three months ended March 31, 2010, compared to $68.9 million for the three months ended March 31, 2009, a decrease of $7.5 million or 10.9%. This decrease was primarily due to lower throughput volumes at our refineries for the three months ended March 31, 2010, compared to the same period in 2009.
          Refining and Unbranded Marketing Segment. Direct operating expenses for our refining and unbranded marketing segment for the three months ended March 31, 2010, were $50.4 million, compared to $58.4 million for the three months ended March 31, 2009, a decrease of $8.0 million or 13.7%. This decrease was primarily due to reduced refinery throughput.
          Asphalt Segment. Direct operating expenses for our asphalt segment for the three months ended March 31, 2010, were $11.1 million, compared to $10.5 million for the three months ended March 31, 2009, an increase of $0.6 million or 5.7%.
Selling, General and Administrative Expenses
          Consolidated. SG&A expenses for the three months ended March 31, 2010, were $31.8 million, compared to $31.9 million for the three months ended March 31, 2009, a decrease of $0.1 million or 0.3%.
          Refining and Unbranded Marketing Segment. SG&A expenses for our refining and unbranded marketing segment for the three months ended March 31, 2010, were $6.4 million, compared to $7.3 million for the three months ended March 31, 2009, a decrease of $0.9 million or 12.3%. This decrease is primarily due to bad debt expense recorded in the first three months of 2009, partially offset by higher payroll and related costs in the first three months of 2010.
          Asphalt Segment. SG&A expenses for our asphalt segment for the three months ended March 31, 2010, were $1.1 million, compared to $1.2 million for the three months ended March 31, 2009, a decrease of $0.1 million or 8.3%. The decrease was due to lower asphalt sales volume in the three months ended March 31, 2010.
          Retail and Branded Marketing Segment. SG&A expenses for our retail and branded marketing segment for the three months ended March 31, 2010, were $24.2 million, compared to $23.2 million for the three months ended March 31, 2009, an increase of $1.0 million or 4.3%. This increase was primarily attributable to increased payroll and related costs.

Depreciation and Amortization
          Depreciation and amortization for the three months ended March 31, 2010, was $26.3 million, compared to $22.1 million for the three months ended March 31, 2009, an increase of $4.2 million or 19.0%. This increase was primarily attributable to depreciation on the increase in assets for the Krotz Springs refinery resulting from the settlement of the earnout agreement with Valero in August of 2009 and capital expenditures placed in service in the latter parts of 2009 and the first quarter of 2010 and higher catalyst amortization in the first quarter of 2010.
Operating Income
          Consolidated. Operating income (loss) for the three months ended March 31, 2010, was ($79.0) million, compared to $59.6 million for the three months ended March 31, 2009, a decrease of $138.6 million. This decrease was primarily due to lower refining margins and to reduced refinery throughput due to turnaround and maintenance activities.
          Refining and Unbranded Marketing Segment. Operating income (loss) for our refining and unbranded marketing segment was ($58.5) million for the three months ended March 31, 2010, compared to $81.4 million for the three months ended March 31, 2009, a decrease of $139.9 million. This decrease was primarily due to lower refining margins and reduced refinery throughput due to turnaround and maintenance activities.
          Refinery operating margin at the Big Spring refinery was $4.91 per barrel for the three months ended March 31, 2010, compared to $13.63 per barrel for the three months ended March 31, 2009. The decrease was primarily due to lower industry crack spreads for the refinery’s distillate products. The Gulf Coast 3/2/1 crack spread decreased 26.5% to $7.09 per barrel for the three months ended March 31, 2010, compared to $9.65 per barrel for the three months ended March 31, 2009. Refinery operating margin at the California refineries was ($0.42) per barrel for the three months ended March 31, 2010, compared to $1.21 per barrel for the three months ended March 31, 2009. The West Coast 3/2/1 average crack spreads decreased 43.5% to $10.12 per barrel for the three months ended March 31, 2010 compared to $17.92 per barrel for the three months ended March 31, 2009. The Krotz Springs refinery operating margin for the three months ended March 31, 2009 was $13.19 per barrel.
          The decreases in refining margins were partially offset by improvements in the sweet/sour and light/heavy differentials. The sweet/sour differential increased 100.0% to $1.88 per barrel for the three months ended March 31, 2010, compared to $0.94 per barrel for the three months ended March 31, 2009. The light/heavy differential increased 97.1% to $8.91 per barrel for the three months ended March 31, 2010, compared to $4.52 per barrel for the three months ended March 31, 2009.
          Asphalt Segment. Operating income (loss) for our asphalt segment was ($18.2) million for the three months ended March 31, 2010, compared to ($22.8) million for the three months ended March 31, 2009, an increase of $4.6 million. The increase was primarily due to higher asphalt prices for the three months ended March 31, 2010.
          Retail and Branded Marketing Segment. Operating income (loss) for our retail and branded marketing segment was ($1.9) million for the three months ended March 31, 2010, compared to $1.4 million for the three months ended March 31, 2009, a decrease of $3.3 million. This decrease was primarily due to lower motor fuel and merchandise sales margins.
Interest Expense
          Interest expense was $26.6 million for the three months ended March 31, 2010, compared to $28.3 million for the three months ended March 31, 2009, a decrease of $1.7 million. This decrease was primarily due to lower interest charges as a result of reduced outstanding borrowings. Included in interest expense for the three months ended March 31, 2010, was $6.7 million recorded for the write-off of unamortized debt issuance costs associated with the prepayment of the Alon Refining Krotz Springs, Inc. revolving credit facility. Included in interest expense for the three months ended March 31, 2009 was $5.7 million related to the unwind of our heating oil hedge.

Income Tax Expense (Benefit)
          Income tax expense (benefit) was ($34.7) million for the three months ended March 31, 2010, compared to $11.0 million for the three months ended March 31, 2009. This decrease resulted from our net loss in the first quarter of 2010, compared to net income in the first quarter of 2009. Our effective tax rate was 38.0% for the first quarter of 2010, compared to an effective tax rate of 34.8% for the first quarter of 2009.
Non-Controlling Interest In Income (Loss) Of Subsidiaries
          Non-controlling interest in income (loss) of subsidiaries represents the proportional share of net income (loss) related to non-voting common stock owned by non-controlling interests in two of our subsidiaries, Alon Assets, Inc. and Alon USA Operating, Inc. Non-controlling interest in income (loss) of subsidiaries was ($3.8) million for the three months ended March 31, 2010, compared to $1.1 million for the three months ended March 31, 2009, a decrease of $4.9 million. This decrease resulted from net loss in the first quarter of 2010 compared to net income in the first quarter of 2009.
Net Income (Loss) Available to Common Stockholders
          Net income (loss) available to common stockholders was ($52.9) million for the three months ended March 31, 2010, compared to $17.4 million for the three months ended March 31, 2009, a decrease of $70.3 million. This decrease was attributable to the factors discussed above.
Liquidity and Capital Resources
          Our primary sources of liquidity are cash on hand, cash generated from our operating activities and borrowings under our revolving credit facilities and other credit lines. We believe that the aforementioned sources of funds and other sources of capital available to us will be sufficient to satisfy the anticipated cash requirements associated with our business during the next 12 months.
          On March 15, 2010, Alon Refining Krotz Springs, Inc. (“ARKS”) entered into a new $65.0 million bridge credit facility with Bank Hapoalim B.M. that is scheduled to terminate on June 15, 2010. ARKS borrowed $65.0 million and used approximately $51.0 million to repay the outstanding amounts under its revolving credit facility that was simultaneously terminated. Borrowings under the new credit facility bear interest at LIBOR plus 3.00%.
          In April 2010, ARKS signed a multi-year agreement with a major financial institution that will allow ARKS to retire the obligations under the bridge facility and support the operation of the refinery at 75,000 bpd.
          Our ability to generate sufficient cash from our operating activities depends on our future performance, which is subject to general economic, political, financial, competitive and other factors beyond our control. In addition, our future capital expenditures and other cash requirements could be higher than we currently expect as a result of various factors, including the costs of such future capital expenditures related to the expansion of our business. Certain of our credit facilities contain financial covenants for which we must maintain compliance; the most restrictive of these covenants is contained in the Alon USA, LP Credit Facility agreement which requires a subsidiary of ours, Alon USA, Inc., to maintain a net debt to EBITDA ratio, as defined, of no more than 4 to 1 and as amended, will begin from the fiscal quarter ended September 30, 2010. We currently anticipate we will be in compliance with this and all other financial covenants contained in our credit agreements.
          Depending upon conditions in the capital markets and other factors, we will from time to time consider the issuance of debt or equity securities, or other possible capital markets transactions, the proceeds of which could be used to refinance current indebtedness, extend or replace existing revolving credit facilities or for other corporate purposes. Pursuant to our growth strategy, we will also consider from time to time acquisitions of, and investments in, assets or businesses that complement our existing assets and businesses. Acquisition transactions, if any, are expected to be financed through cash on hand and from operations, bank borrowings, the issuance of debt or equity securities or a combination of two or more of those sources.

Cash Flows
          The following table sets forth our consolidated cash flows for the three months ended March 31, 2010, and 2009:

	For the Three Months Ended
	March 31,
	2010	2009
	(dollars in thousands)
Cash provided by (used in):
Operating activities	$(40,979)	$119,527
Investing activities	(6,331)	(15,009)
Financing activities	14,433	(104,679)

Net decrease in cash and cash equivalents	$(32,877)	$(161)

Cash Flows Provided By (Used In) Operating Activities
          Net cash provided by (used in) operating activities during the three months ended March 31, 2010 was ($41.0) million, compared to $119.5 million during the three months ended March 31, 2009. The total change in cash used in operating activities of $160.5 million is primarily attributable to the difference of approximately $79.9 million in net income, adjusted for non-cash adjustments, and the difference in working capital improvements from receipt of income tax refunds of $34.7 million in 2010 compared to $113.0 million in 2009.
Cash Flows Used In Investing Activities
          Net cash used in investing activities was ($6.3) million during the three months ended March 31, 2010, compared to ($15.0) million during the three months ended March 31, 2009. The net change in cash used in investing activities is primarily attributable to $22.8 million received from the sale of approximately two thirds of our investment in Holly Energy Partners, partially offset by $2.2 million of earnout payments made to Valero as part of the Krotz Springs refinery acquisition and $10.0 million of escrow deposits made for the purchase of the Bakersfield refinery in the three months ended March 31, 2010. Capital expenditures for the three months ended March 31, 2010 were $17.3 million compared to capital expenditures, net of insurance proceeds for the rebuild of the Big Spring refinery, of $15.7 million for the three months ended March 31, 2009.
Cash Flows Provided by (Used In) Financing Activities
          Net cash provided by (used in) financing activities was $14.4 million during the three months ended March 31, 2010, compared to ($104.7) million during the three months ended March 31, 2009. The net change in cash provided by (used in) financing activities is primarily attributable to proceeds received of $65.0 million from the ARKS Bridge Facility and lower net repayments of $53.4 million on our long-term debt.
Cash Position and Indebtedness
          We consider all highly-liquid instruments with a maturity of three months or less at the time of purchase to be cash equivalents. Cash equivalents are stated at cost, which approximates market value. As of March 31, 2010, our total cash and cash equivalents were $7.6 million and we had total debt of $954.6 million.

          Summary of Indebtedness and liquidity. The following table sets forth summary information related to our term loan credit facilities, revolving credit facilities, senior secured notes, retail credit facilities and associated liquidity position as of March 31, 2010:

	As of March 31, 2010
	(dollars in thousands)
	Amount Outstanding	Total Facility	Total Availability (1)(2)
Term loan credit facilities	$498,125	$498,125	$—
Revolving credit facilities	171,512	540,000	109,727
Senior secured notes	206,086	206,086	—
Retail credit facilities	78,893	78,893	—

Totals	$954,616	$1,323,104	$109,727

(1)	Total availability was calculated as the lesser of (a) the total size of the facilities less outstanding borrowings and letters of credit as of March 31, 2010 which was $247.8 million or (b) total borrowing base and letters of credit facility less outstanding borrowings and letters of credit, if applicable, which was $109.7 million.

(2)	Availability includes $34.0 million available under the $60.0 million letter of credit facility.
          Alon USA Energy, Inc. Credit Facilities
          Term Loan Credit Facility. We have a term loan (the “Alon Energy Term Loan”) that will mature on August 2, 2013. Principal payments of $4.5 million per annum are paid in quarterly installments, subject to reduction from mandatory events.
          Borrowings under the Alon Energy Term Loan bear interest at a rate based on a margin over the Eurodollar rate from between 1.75% to 2.50% per annum based upon the ratings of the loans by Standard & Poor’s Rating Service and Moody’s Investors Service, Inc. Currently, the margin is 2.25% over the Eurodollar rate.
          The Alon Energy Term Loan is jointly and severally guaranteed by all of our subsidiaries except for our retail subsidiaries and those subsidiaries established in conjunction with the Krotz Springs refinery acquisition. The Alon Energy Term Loan is secured by a second lien on cash, accounts receivable and inventory and a first lien on most of our remaining assets, excluding those of our retail subsidiaries and those subsidiaries established in conjunction with the Krotz Springs refinery acquisition.
          The Alon Energy Term Loan contains restrictive covenants, such as restrictions on liens, mergers, consolidations, sales of assets, additional indebtedness, different businesses, certain lease obligations, and certain restricted payments. The Alon Energy Term Loan does not contain any maintenance financial covenants.
          At March 31, 2010, and December 31, 2009, the Alon Energy Term Loan had an outstanding balance of $433.1 million and $434.3 million, respectively.
          Letters of Credit Facility. On March 9, 2010, we entered into an unsecured credit facility with Israel Discount Bank of New York for the issuance of letters of credit in an amount not to exceed $60.0 million and with a sub-limit for borrowings not to exceed $30.0 million. This facility will terminate on January 31, 2013. On March 31, 2010, we had $26.0 million of outstanding letters of credit under this facility. Borrowings under this facility bear interest at the Eurodollar rate plus 3.00% per annum subject to an overall minimum interest rate of 4.00%.
          This facility contains certain restrictive covenants including financial covenants. Certain of these covenants commence at September 30, 2010, while others commence at December 31, 2010.

          Alon USA LP Credit Facility
          Revolving Credit Facility. We have a $240.0 million revolving credit facility (the “Alon USA LP Credit Facility”) that will mature on January 1, 2013. The Alon USA LP Credit Facility can be used both for borrowings and the issuance of letters of credit subject to a limit of the lesser of the facility or the amount of the borrowing base under the facility.
          Borrowings under the Alon USA LP Credit Facility bear interest at the Eurodollar rate plus 3.00% per annum subject to an overall minimum interest rate of 4.00%.
          The Alon USA LP Credit Facility is secured by (i) a first lien on our cash, accounts receivables, inventories and related assets and (ii) a second lien on our fixed assets, in each case, excluding those of Alon Paramount Holdings, Inc. (“Alon Holdings”), and its subsidiaries other than Alon Pipeline Logistics, LLC (“Alon Logistics”), the subsidiaries established in conjunction with the Krotz Springs refinery acquisition and our retail subsidiaries.
          The Alon USA LP Credit Facility contains certain restrictive covenants including maintenance financial covenants. We entered into an amendment to the Alon USA LP Credit Facility that became effective March 31, 2010. As amended, the maintenance financial covenants for the leverage ratio and the interest coverage ratio will not apply until the fiscal quarter ending September 30, 2010. The current ratio will continue to be measured for all fiscal quarters of 2010.
          Borrowings of $123.0 million and $88.0 million were outstanding under the Alon USA LP Credit Facility at March 31, 2010, and December 31, 2009, respectively. At March 31, 2010, and December 31, 2009, outstanding letters of credit under the Alon USA LP Credit Facility were $104.2 million and $129.0 million, respectively.
          Paramount Petroleum Corporation Credit Facility
          Revolving Credit Facility. Paramount Petroleum Corporation has a $300.0 million revolving credit facility (the “Paramount Credit Facility”) that will mature on February 28, 2012. The Paramount Credit Facility can be used both for borrowings and the issuance of letters of credit subject to a limit of the lesser of the facility or the amount of the borrowing base under the facility.
          Borrowings under the Paramount Credit Facility bear interest at the Eurodollar rate plus a margin based on excess availability. Based on the excess availability at March 31, 2010, the margin was 1.75%.
          The Paramount Credit Facility is primarily secured by the assets of Alon Holdings (excluding Alon Logistics).
          The Paramount Credit Facility contains certain restrictive covenants related to working capital, operations and other matters.
          Borrowings of $48.5 million and $45.3 million were outstanding under the Paramount Credit Facility at March 31, 2010, and December 31, 2009, respectively. At March 31, 2010, and December 31, 2009, outstanding letters of credit under the Paramount Credit Facility were $50.5 million and $18.0 million, respectively.
          Alon Refining Krotz Springs, Inc. Credit Facilities
          Senior Secured Notes. In October 2009, Alon Refining Krotz Springs, Inc. (“ARKS”) issued $216.5 million in aggregate principal amount of 13.50% senior secured notes (the “Senior Secured Notes”) in a private offering. The Senior Secured Notes were issued at an offering price of 94.857%. The Senior Secured Notes will mature on October 15, 2014 and the entire principal amount is due at maturity. Interest is payable semi-annually in arrears on April 15 and October 15.
          ARKS received gross proceeds of $205.4 million from the sale of the Senior Secured Notes (before fees and expenses related to the offering). In connection with the closing, ARKS prepaid in full all outstanding obligations under its term loan. The remaining proceeds from the offering were used for general corporate purposes.

          The terms of the Senior Secured Notes are governed by an indenture (the “Indenture”) and the obligations under the Indenture are secured by a first priority lien on ARKS’ property, plant and equipment and a second priority lien on ARKS’ cash, accounts receivable and inventory.
          The Indenture also contains restrictive covenants such as restrictions on loans, mergers, sales of assets, additional indebtedness and restricted payments. The Indenture does not contain any maintenance financial covenants.
          On February 17, 2010, ARKS exchanged $216.5 million of Senior Secured Notes for an equivalent amount of Senior Secured Notes (“Exchange Notes”) registered under the Securities Act of 1933. The Exchange Notes are substantially identical to the Senior Secured Notes, except that the Exchange Notes have been registered with the Securities and Exchange Commission and are not subject to transfer restrictions.
          At March 31, 2010, and December 31, 2009, the Senior Secured Notes had an outstanding balance (net of unamortized discount) of $206.1 million and $205.7 million, respectively. We are utilizing the effective interest method to amortize the original issue discount over the life of the Senior Secured Notes.
          Bridge Facility. On March 15, 2010, ARKS entered into a $65.0 million bridge credit facility with Bank Hapoalim B.M. with a maturity date of June 15, 2010 (the “Bridge Facility”). ARKS borrowed $65.0 million and used approximately $51.0 million to repay the outstanding amounts under the ARKS Facility described below.
          Borrowings under the Bridge Facility bear interest at LIBOR plus 3.00% and $65.0 million was outstanding under the Bridge Facility at March 31, 2010.
          The Bridge Facility is secured by a first lien on cash, accounts receivable, and inventory of ARKS with a second lien on its remaining assets.
          The Bridge Facility contains customary restrictive covenants, such as restrictions on liens, mergers, consolidation, sales of assets, capital expenditures, additional indebtedness, investments, hedging transactions, and certain restricted payments.
          In April 2010, ARKS signed a multi-year agreement with a major financial institution that will allow ARKS to retire the obligations under the Bridge Facility and support the operation of the refinery at 75,000 bpd.
          Revolving Credit Facility. On March 15, 2010, ARKS terminated its revolving credit facility agreement (the “ARKS Facility”) and repaid all outstanding amounts thereunder. The ARKS Facility had a maturity date of July 3, 2013, and bore interest at a rate of 4.0% over the Eurodollar rate. As a result of the prepayment of the ARKS Facility, a write-off of unamortized debt issuance costs of $6.7 million was recorded as interest expense in the three months ended March 31, 2010.
          Borrowings of $83.3 million and outstanding letters of credit of $2.8 million were outstanding under the ARKS Facility at December 31, 2009.
          Retail Credit Facilities
          Southwest Convenience Stores, LLC (“SCS”) is a party to a credit agreement (the “SCS Credit Agreement”) that matures on July 1, 2017. Monthly principal payments are based on a 15-year amortization term.
          Borrowings under the SCS Credit Agreement bear interest at a Eurodollar rate plus 1.50% per annum.
          Obligations under the SCS Credit Agreement are jointly and severally guaranteed by us, Alon Brands, Inc., Skinny’s, LLC and all of the subsidiaries of SCS. The obligations under the SCS Credit Agreement are secured by a pledge on substantially all of the assets of SCS and Skinny’s, LLC and each of their subsidiaries, including cash, accounts receivable and inventory.

          The SCS Credit Agreement also contains customary restrictive covenants on its activities, such as restrictions on liens, mergers, consolidations, sales of assets, additional indebtedness, investments, certain lease obligations and certain restricted payments. The SCS Credit Agreement also includes one annual financial covenant.
          At March 31, 2010, and December 31, 2009, the SCS Credit Agreement had an outstanding balance of $78.1 million and $79.7 million, respectively, and there were no further amounts available for borrowing.
          Other Retail Related Credit Facilities
          In 2003, we obtained $1.5 million in mortgage loans to finance the acquisition of new retail locations. The interest rates on these loans ranged between 5.5% and 9.7%, with 5 to 15 year payment terms. At March 31, 2010, and December 31, 2009, the outstanding balances were $0.8 million and $0.8 million, respectively.
Capital Spending
          Each year our Board of Directors approves capital projects, including regulatory and planned turnaround projects that our management is authorized to undertake in our annual capital budget. Additionally, at times when conditions warrant or as new opportunities arise, other projects or the expansion of existing projects may be approved. Our total capital expenditure and turnaround/chemical catalyst budget for 2010 is $71.9 million, of which $21.6 million is related to regulatory and compliance projects, $14.6 million is related to turnaround and chemical catalyst, and $35.7 million is related to various improvement and sustaining projects. Approximately $17.3 million has been spent as of March 31, 2010.
          Turnaround and Chemical Catalyst Costs. We expect to spend approximately $14.6 million during 2010 relating to turnaround and chemical catalyst. Approximately $10.0 million has been spent as of March 31, 2010 compared to $7.4 million for the same period in 2009.
Contractual Obligations and Commercial Commitments
          There have been no material changes outside the ordinary course of business from our contractual obligations and commercial commitments detailed in our Annual Report on Form 10-K for the year ended December 31, 2009.
Off-Balance Sheet Arrangements
          We have no material off-balance sheet arrangements.

Critical Accounting Policies
          We prepare our consolidated financial statements in conformity with GAAP. In order to apply these principles, we must make judgments, assumptions and estimates based on the best available information at the time. Actual results may differ based on the accuracy of the information utilized and subsequent events, some of which we may have little or no control over.
          Our critical accounting policies are described under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies” in our Annual Report on Form 10-K for the year ended December 31, 2009. Certain critical accounting policies that materially affect the amounts recorded in our consolidated financial statements are the use of the LIFO method for valuing certain inventories and the deferral and subsequent amortization of costs associated with major turnarounds and chemical catalysts replacements. No significant changes to these accounting policies have occurred subsequent to December 31, 2009.
New Accounting Standards and Disclosures
          New accounting standards are disclosed in Note 1(c) Basis of Presentation and Certain Significant Accounting Policies—New Accounting Standards included in the consolidated financial statements included in Item 1 of this report.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
          Changes in commodity prices, purchased fuel prices and interest rates are our primary sources of market risk. Our risk management committee oversees all activities associated with the identification, assessment and management of our market risk exposure.
Commodity Price Risk
          We are exposed to market risks related to the volatility of crude oil and refined product prices, as well as volatility in the price of natural gas used in our refinery operations. Our financial results can be affected significantly by fluctuations in these prices, which depend on many factors, including demand for crude oil, gasoline and other refined products, changes in the economy, worldwide production levels, worldwide inventory levels and governmental regulatory initiatives. Our risk management strategy identifies circumstances in which we may utilize the commodity futures market to manage risk associated with these price fluctuations.
          In order to manage the uncertainty relating to inventory price volatility, we have consistently applied a policy of maintaining inventories at or below a targeted operating level. In the past, circumstances have occurred, such as timing of crude oil cargo deliveries, turnaround schedules or shifts in market demand that have resulted in variances between our actual inventory level and our desired target level. Upon the review and approval of our risk management committee, we may utilize the commodity futures market to manage these anticipated inventory variances.
          We maintain inventories of crude oil, refined products, asphalt and blendstocks, the values of which are subject to wide fluctuations in market prices driven by world economic conditions, regional and global inventory levels and seasonal conditions. As of March 31, 2010, we held approximately 3.5 million barrels of crude oil, refined product and asphalt inventories valued under the LIFO valuation method with an average cost of $46.06 per barrel. Market value exceeded carrying value of LIFO costs by $123.1 million. We refer to this excess as our LIFO reserve. If the market value of these inventories had been $1.00 per barrel lower, our LIFO reserve would have been reduced by $3.5 million.
          In accordance with fair value provisions of ASC 825-10, all commodity futures contracts are recorded at fair value and any changes in fair value between periods is recorded in the profit and loss section of our consolidated financial statements. “Forwards” represent physical trades for which pricing and quantities have been set, but the physical product delivery has not occurred by the end of the reporting period. “Futures” represent trades which have been executed on the New York Mercantile Exchange which have not been closed or settled at the end of the reporting period. A “long” represents an obligation to purchase product and a “short” represents an obligation to sell product.

          The following table provides information about our derivative commodity instruments as of March 31, 2010:

		Wtd Avg	Wtd Avg
Description	Contract	Purchase	Sales	Contract	Market	Gain
of Activity	Volume	Price/BBL	Price/BBL	Value	Value	(Loss)
				(in thousands)
Forwards-long (Crude)	24,000	$81.00	$—	$1,944	$2,004	$60
Forwards-short (Crude)	(24,000)	—	81.25	(1,950)	(2,004)	(54)
Forwards-short (Gasoline)	(25,000)	—	90.67	(2,267)	(2,279)	(12)
Forwards-short (Diesel)	(40,000)	—	88.78	(3,551)	(3,680)	(129)

		Wtd Avg	Wtd Avg
Description	Contract	Contract	Market	Contract	Market	Gain
of Activity	Volume	Spread	Spread	Value	Value	(Loss)
Futures-crack spread (Heating Oil)	328,800	$11.38	$10.87	$3,740	3,576	$(164)
Futures-long (SPR swaps)	278,322	95.92	84.18	26,696	23,429	(3,267)
Futures-short (SPR swaps)	(278,322)	60.05	84.18	(16,713)	(23,429)	(6,716)
Interest Rate Risk
          As of March 31, 2010, $747.7 million of our outstanding debt was at floating interest rates out of which approximately $123.0 million was at the Eurodollar rate plus 3.00%, subject to a minimum interest rate of 4.00%. As of March 31, 2010, we had interest rate swap agreements with a notional amount of $350.0 million with remaining periods ranging from less than a year to three years and fixed interest rates ranging from 4.25% to 4.75%. An increase of 1% in the Eurodollar rate on indebtedness net of the weighted average notional amount of the interest rate swap agreements outstanding in 2010 and the instrument subject to the minimum interest rate would result in an increase in our interest expense of approximately $4.0 million per year.

ITEM 4.	CONTROLS AND PROCEDURES
(1) Evaluation of disclosure controls and procedures.
          Our management has evaluated, with the participation of our principal executive and principal financial officers, the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this report, and has concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms including, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosures.
(2) Changes in internal control over financial reporting.
          There has been no change in our internal control over financial reporting (as described in Rule 13a-15(f) under the Exchange Act) that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION

ITEM 3.	DEFAULTS UPON SENIOR SECURITIES.
          None.

ITEM 6.	EXHIBITS

Exhibit
Number	Description of Exhibit

3.1	Amended and Restated Certificate of Incorporation of Alon USA Energy, Inc. (incorporated by reference to Exhibit 3.1 to Form S-1, filed by the Company on July 7, 2005, SEC File No. 333-124797).

3.2	Amended and Restated Bylaws of Alon USA Energy, Inc. (incorporated by reference to Exhibit 3.2 to Form S-1, filed by the Company on July 14, 2005, SEC File No. 333-124797).

4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Form S-1, filed by the Company on June 17, 2005, SEC File No. 333-124797).

10.1	Alon USA Energy, Inc. Amended and Restated 2005 Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to Form 8-K, filed by the Company on May 7, 2010, SEC File No. 001-32567).

10.2	Sixth Amendment to Amended Revolving Credit Agreement, dated as of May 10, 2010, by and among Alon USA, LP, Israel Discount Bank of New York, Bank Leumi USA and certain other guarantor companies and financial institutions from time to time named therein.

31.1	Certifications of Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.

31.2	Certifications of Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.

32.1	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Alon USA Energy, Inc.
Date: May 10, 2010	By:	/s/ David Wiessman
David Wiessman
Executive Chairman

Date: May 10, 2010	By:	/s/ Jeff D. Morris
Jeff D. Morris
Chief Executive Officer

Date: May 10, 2010	By:	/s/ Shai Even
Shai Even
Chief Financial Officer

EXHIBITS

Exhibit
Number	Description of Exhibit

3.1	Amended and Restated Certificate of Incorporation of Alon USA Energy, Inc. (incorporated by reference to Exhibit 3.1 to Form S-1, filed by the Company on July 7, 2005, SEC File No. 333-124797).

3.2	Amended and Restated Bylaws of Alon USA Energy, Inc. (incorporated by reference to Exhibit 3.2 to Form S-1, filed by the Company on July 14, 2005, SEC File No. 333-124797).

4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Form S-1, filed by the Company on June 17, 2005, SEC File No. 333-124797).

10.1	Alon USA Energy, Inc. Amended and Restated 2005 Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to Form 8-K, filed by the Company on May 7, 2010, SEC File No. 001-32567).

10.2	Sixth Amendment to Amended Revolving Credit Agreement, dated as of May 10, 2010, by and among Alon USA, LP, Israel Discount Bank of New York, Bank Leumi USA and certain other guarantor companies and financial institutions from time to time named therein.

31.1	Certifications of Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.

31.2	Certifications of Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.

32.1	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

Exhibit 10.2
SIXTH AMENDMENT TO
AMENDED REVOLVING CREDIT AGREEMENT
          SIXTH AMENDMENT, dated as of May 10, 2010 (this “Agreement”), by and among Alon USA Energy, Inc., a Delaware corporation (the “Parent”), Alon USA, LP, f/k/a SWBU, L.P., a Texas limited partnership (“Alon LP”; together with such other subsidiaries of the Parent as may be designated as a borrower under the Credit Agreement by Alon LP with the prior written consent of the Agent (as defined below) and the Required Lenders (as defined in the Credit Agreement), each individually a “Borrower”, and, collectively, the “Borrowers”), all direct and indirect subsidiaries of the Parent other than the Excluded Subsidiaries (as defined in the Credit Agreement) (the Parent and such direct and indirect subsidiaries that are not Excluded Subsidiaries are hereinafter referred to individually as a “Guarantor Company” and, collectively, as the “Guarantor Companies”), the Lenders (as defined below), Israel Discount Bank of New York, as administrative agent, co-arranger and collateral agent for the Lenders (in such capacity, the “Agent”), and Bank Leumi USA, as co-arranger for the Lenders (“Bank Leumi”).
W I T N E S S E T H
          WHEREAS, the Borrowers, the Guarantor Companies, the financial institutions from time to time party thereto (each a “Lender” and collectively, the “Lenders”), the Agent and Bank Leumi are parties to the Amended Revolving Credit Agreement, dated as of June 22, 2006 (as amended by (i) the First Amendment, dated as of August 4, 2006, (ii) the Waiver, Consent, Partial Release and Second Amendment, dated as of February 28, 2007, (iii) the Third Amendment, dated as of June 29, 2007, (iv) the Waiver, Consent, Partial Release and Fourth Amendment, dated as of July 2, 2008, and (v) the Fifth Amendment, dated as of July 31, 2009, the “Credit Agreement”), pursuant to which the Lenders have made revolving loans to the Borrowers;
          WHEREAS, the Loan Parties have requested that the Lenders amend the Credit Agreement so that the leverage ratio and the interest coverage ratio not apply for the fiscal quarters ending March 31, 2010 and June 30, 2010, and the Lenders, Bank Leumi and the Agent are willing to so amend Credit Agreement, subject to the terms and conditions set forth in this Agreement;
          NOW, THEREFORE, in consideration of the foregoing and the mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:
     1. Definitions. Any capitalized term used herein and not defined shall have the meaning assigned to it in the Credit Agreement.
     2. Amendments to Credit Agreement.
          (a) Amendment and Restatement of Existing Definition. The following defined term in Section 1.01 of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

          “ ‘Consolidated EBITDA’ means, for any Person and its Consolidated Subsidiaries, for any period, the net income (or net loss) of such Person and its Consolidated Subsidiaries for such period, plus (i) the sum, without duplication, of (A) gross interest expense for such period, (B) income tax expense, (C) positive depreciation expense, (D) positive amortization expense, (E) with the prior written consent of the Required Lenders, extraordinary or unusual non-cash losses (to the extent that such extraordinary or unusual losses have not resulted in a cash outlay by such Person), (F) non-cash charges representing “last-in-first-out” inventory costs in excess of estimated replacement costs, (G) any non-cash operating losses, (H) any losses resulting from a change in accounting principles and (I) any minority interest expense to the extent identified as a line item in the financial statements of such Person or its Consolidated Subsidiaries, less (ii) the sum, without duplication, of (A) extraordinary gains or unusual non-cash gains, and (B) any non-cash gain that constitutes a reversal or a recovery of any non-cash charges representing “last-in-first-out” inventory costs in excess of estimated replacement costs, each determined on a consolidated basis in accordance with GAAP for such Person and its Consolidated Subsidiaries.”
          (b) Financial Covenant — Funded Debt to EBITDA. Section 7.02(i)(ii) of the Credit Agreement is hereby amended and restated in its entirety to read as follows:
          “(ii) Funded Debt to EBITDA. Permit the ratio of (A) the aggregate principal amount of all outstanding Indebtedness for borrowed money of Alon USA and its Consolidated Subsidiaries as of the end of any period of four consecutive Fiscal Quarters, less freely transferable cash and Permitted Investments of Alon USA and its Consolidated Subsidiaries not subject to any Lien (other than a Lien in favor of the Agent) as of the end of such period of four consecutive Fiscal Quarters, to (B) Consolidated EBITDA of Alon USA and its Consolidated Subsidiaries for such period of four consecutive Fiscal Quarters, to be greater than 4.0 to 1.0, provided that no such requirement shall apply with respect to the Fiscal Quarters ending March 31, 2010 and June 30, 2010.
Solely for the purposes of calculating the ratio set forth above, if, at the time the ratio is being determined, either Alon USA or any of its Subsidiary shall have completed any Disposition, Merger, incurrence of Indebtedness, Investment or Restricted Payment (or series of related Dispositions, Mergers, incurrence of Indebtedness, Investments or Restricted Payments) exceeding $25,000,000 in the aggregate since the beginning of the relevant four consecutive Fiscal Quarter period, the ratio shall be determined on a pro forma basis as if such Disposition, Merger, incurrence of Indebtedness, Investment or Restricted Payment, had occurred at the beginning of such period.”
          (c) Financial Covenant — Interest Coverage Ratio. Section 7.02(i)(iv) of the Credit Agreement is hereby amended and restated in its entirety to read as follows:
          “(iv) Interest Coverage Ratio. Permit the ratio (the “Interest Coverage Ratio”) of (A) Consolidated EBITDA of Alon USA and its Consolidated

Subsidiaries, to (B) interest expense of Alon USA and its Consolidated Subsidiaries payable for such period, in each case as of the end of any period of four consecutive Fiscal Quarters, to be less than 2.0:1.0, provided that no such requirement shall apply with respect to the Fiscal Quarters ending March 31, 2010 and June 30, 2010.”
     3. Conditions to Effectiveness. This Agreement shall be deemed effective as of March 31, 2010 (the “Sixth Amendment Effective Date”) upon the satisfaction of the following conditions on or before May 10, 2010, in a manner satisfactory to the Agent (the date such conditions are fulfilled is hereafter referred to as the “Sixth Amendment Date”):
          (a) The Agent shall have received on or before the Sixth Amendment Date the following, each in form and substance satisfactory to the Agent:
               (i) five (5) copies of this Agreement, duly executed by the Loan Parties, the Agent and the Lenders; and
               (ii) five (5) copies of the Sixth Amendment Fee Letter, dated as of the date hereof, duly executed by the Borrowers and the Agent (the “Sixth Amendment Fee Letter”).
          (b) The representations and warranties contained in this Agreement, the Credit Agreement and in each other Loan Document and certificate or other writing delivered to the Agent or any Lender pursuant thereto on or prior to the Sixth Amendment Date shall be true and correct on and as of the Sixth Amendment Date as though made on and as of such date, except to the extent that such representations or warranties expressly relate solely to an earlier date (in which case such representations or warranties shall be true and correct on and as of such date); and no Default or Event of Default shall have occurred and be continuing on the Sixth Amendment Date or would result from this Agreement becoming effective in accordance with its terms.
     4. Representations and Warranties. To induce the other parties hereto to enter into this Agreement, the Loan Parties represent and warrant to the Agent and the Lenders that, as of the Sixth Amendment Date, the representations and warranties contained in this Agreement, the Credit Agreement and in each other Loan Document and certificate or other writing delivered to the Agent or any Lender pursuant thereto on or prior to the Sixth Amendment Date are true and correct in all respects on and as of the Sixth Amendment Date, after giving effect to the terms of this Agreement, as though made on and as of such date, except to the extent that such representations and warranties expressly relate solely to an earlier date (in which case such representations and warranties shall be true and correct in all respects on and as of such date); and no Default or Event of Default has occurred and is continuing on the Sixth Amendment Date or will result from this Agreement becoming effective in accordance with its terms.
     5. Reservation of Rights. No action or acquiescence by the Agent and the Lenders, including, without limitation, this Agreement of, or the acceptance of any payments under, the Credit Agreement, shall constitute a waiver of any Default or Event of Default which may exist as of the Sixth Amendment Date. Accordingly, the Agent and the Lenders reserve all of their rights under the Credit Agreement, the Loan Documents, at law and otherwise regarding any such Default or Event of Default.

     6. Continued Effectiveness of Loan Documents. Each of the Loan Parties hereby (i) confirms and agrees that each Loan Document to which it is a party is, and shall continue to be, in full force and effect and is hereby ratified and confirmed in all respects except that on and after the Sixth Amendment Date all references in any such Loan Document to “the Credit Agreement”, “thereto”, “thereof”, “thereunder” or words of like import referring to the Credit Agreement shall mean the Credit Agreement as amended by this Agreement, and (ii) confirms and agrees that to the extent that any such Loan Document purports to assign or pledge to the Agent, or to grant to the Agent a security interest in or lien on, any collateral as security for the Obligations of the Loan Parties from time to time existing in respect of the Credit Agreement and the Loan Documents, such pledge, assignment and/or grant of the security interest or lien is hereby ratified and confirmed in all respects.
     7. Miscellaneous.
          (a) This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of a counterpart hereby by facsimile or electronic transmission shall be equally effective as delivery of a manually executed counterpart hereof.
          (b) Section and paragraph headings herein are included for convenience of reference only and shall not constitute a part of this Agreement for any other purpose.
          (C) THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.
          (d) THE COMPANIES, THE AGENT AND THE LENDERS EACH HEREBY IRREVOCABLY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT.
          (e) Each Loan Party hereby acknowledges and agrees that this Agreement constitutes a “Loan Document” under the Credit Agreement. Accordingly, it shall be an Event of Default under the Credit Agreement if (i) any representation or warranty made by any Loan Party under or in connection with this Agreement shall have been untrue, false or misleading in any material respect when made, or (ii) any Loan Party shall fail to perform or observe any term, covenant or agreement contained in this Agreement.
          (f) The Loan Parties will pay on demand all reasonable fees, reasonable out-of-pocket costs and expenses of the Agent in connection with the preparation, execution and delivery of this Agreement and the administration of the Credit Agreement, including, without limitation, the reasonable fees, out-of-pocket disbursements and other client charges of Schulte Roth & Zabel LLP.
[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

Borrower: ALON USA, LP
By:	Alon USA GP, LLC, a Delaware limited
liability company, its general partner

By:	/s/ Shai Even
	Name:	Shai Even
	Title:	Senior Vice President and Chief Financial Officer

Sixth Amendment to the Amended Revolving Credit Agreement

Guarantor Companies: ALON USA OPERATING, INC ALON USA REFINING, INC. ALON USA, INC. ALON USA ENERGY, INC. ALON PARAMOUNT HOLDINGS, INC. ALON USA GP, LLC ALON ASSETS, INC.
By:	/s/ Shai Even
	Name:	Shai Even
	Title:	Senior Vice President and Chief Financial Officer

ALON USA CAPITAL, INC.
By:	/s/ Harlin R. Dean
	Name:	Harlin R. Dean
	Title:	Vice President and Secretary

ALON CRUDE PIPELINE, LLC
By:	/s/ Shai Even
	Name:	Shai Even
	Title:	Vice President and Chief Financial Officer

Sixth Amendment to the Amended Revolving Credit Agreement

ALON BRANDS, INC. ALON USA DELAWARE, LLC ALON PIPELINE LOGISTICS, LLC
By:	/s/ Shai Even
	Name:	Shai Even
	Title:	Vice President

Sixth Amendment to the Amended Revolving Credit Agreement

Agent and Lender: ISRAEL DISCOUNT BANK OF NEW YORK
By:	/s/ Amir Barash
	Name:	Amir Barash
	Title:	Senior Vice President

By:	/s/ Itai Zalutzhi
	Name:	Itai Zalutzhi
	Title:	AVP

Sixth Amendment to the Amended Revolving Credit Agreement

Lender and Co-arranger: BANK LEUMI USA
By:	/s/ Gil Hershman
	Name:	Gil Hershman
	Title:	Vice President

By:	/s/ Dafna Dothan
	Name:	Dafna Dothan
	Title:	Senior Vice President

Sixth Amendment to the Amended Revolving Credit Agreement

Exhibit 31.1
CERTIFICATIONS
     I, Jeff D. Morris, certify that:
     1. I have reviewed this Quarterly Report on Form 10-Q of Alon USA Energy, Inc.;
     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
     4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
          a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
          b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
          c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
          d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
     5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
          a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
          b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 10, 2010	By:	/s/ Jeff D. Morris
Jeff D. Morris
Chief Executive Officer

Exhibit 31.2
CERTIFICATIONS
     I, Shai Even, certify that:
     1. I have reviewed this Quarterly Report on Form 10-Q of Alon USA Energy, Inc.;
     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
     4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
          a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
          b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
          c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
          d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
     5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
          a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
          b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 10, 2010	By:	/s/ Shai Even
Shai Even
Chief Financial Officer

Exhibit 32.1
CERTIFICATION PURSUANT TO 18 U.S.C. §1350,
AS ADOPTED PURSUANT TO §906
OF THE SARBANES-OXLEY ACT OF 2002
     In connection with the filing of the Quarterly Report on Form 10-Q of Alon USA Energy, Inc., a Delaware corporation (the “Company”), for the period ended March 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), each of the undersigned officers of the Company certifies, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that, to such officer’s knowledge:
     (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods expressed in the Report.

Date: May 10, 2010	By:	/s/ Jeff D. Morris
Jeff D. Morris
Chief Executive Officer

	By:	/s/ Shai Even
Shai Even
Chief Financial Officer